FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of December 31, 2015 together with Independent Auditors’ Report

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 TOGETHER WITH INDEPENDENT AUDITORS’ REPORT.

BALANCE SHEETS AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

ASSETS:	12-31-2015	12-31-2014

A. CASH AND DUE FROM BANKS:
Cash	5,067,105	2,857,658
Due from banks and correspondents	22,875,512	9,668,573

Argentine Central Bank (BCRA)	22,559,675	9,325,330
Other local	1,094	1,094
Foreign	314,743	342,149

	27,942,617	12,526,231

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	3,220,093	2,941,865
Holdings booked at amortized cost (Exhibit A)	164	164
Instruments issued by the BCRA (Exhibit A)	11,086,580	8,630,056
Investments in listed private securities (Exhibit A)	174	178
Less: Allowances (Exhibit J)	212	201

	14,306,799	11,572,062

C. LOANS:
To government sector (Exhibits B, C and D)	66,799	54,459
To financial sector (Exhibits B, C and D)	2,268,418	2,216,310

Interfinancial – (Call granted)	75,000	30,000
Other financing to local financial institutions	1,877,417	1,691,857
Interest and listed-price differences accrued and pending collection	316,001	494,453

To non financial private sector and residents abroad (Exhibits B, C and D)	53,738,986	39,045,753

Overdraft	6,739,426	6,861,786
Discounted instruments	9,559,666	6,035,048
Real estate mortgage	2,122,955	1,466,346
Collateral Loans	2,598,855	1,651,228
Consumer	7,343,932	6,091,935
Credit cards	18,322,958	11,465,609
Other	6,397,281	4,953,604
Interest and listed-price differences accrued and pending collection	870,278	654,109
Less: Interest documented together with main obligation	216,365	133,912

Less: Allowances (Exhibit J)	1,079,625	905,336

	54,994,578	40,411,186

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	926,177	384,930
Amounts receivable for spot and forward sales to be settled	1,108,744	1,405,562
Instruments to be received for spot and forward purchases to be settled	1,117,655	312,684
Unlisted corporate bonds (Exhibits B, C and D)	200,894	48,653
Non-deliverable forward transactions balances to be settled	25,895	140,326
Other receivables not covered by debtor classification regulations	--,--	14,873
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	309,965	257,778
Less: Allowances (Exhibit J)	3,789	2,139

	3,685,541	2,562,667

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	2,334,770	1,995,716
Interest accrued pending collection (Exhibits B, C and D)	27,937	25,961

Less: Allowances (Exhibit J)	28,414	28,808

	2,334,293	1,992,869

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	577,669	527,403
Other (Note 5.a.) (Exhibit E)	293,670	164,615
Less: Allowances (Exhibit J)	5	--,--

	871,334	692,018

G. OTHER RECEIVABLES:
Other (Note 5.b.)	2,687,542	1,595,869
Other interest accrued and pending collection	671	744
Less: Allowances (Exhibit J)	323,721	291,237

	2,364,492	1,305,376

H. PREMISES AND EQUIPMENT (Exhibit F):	1,101,450	924,237

I. OTHER ASSETS (Exhibit F):	1,520,626	1,144,815

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	236,598	144,357

	236,598	144,357

K. SUSPENSE ITEMS:	7,645	8,542

TOTAL ASSETS:	109,365,973	73,284,360

(Contd.)

BALANCE SHEETS AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

LIABILITIES:	12-31-2015	12-31-2014

L. DEPOSITS (Exhibits H and I):
Government sector	3,116,576	1,017,837
Financial sector	94,643	77,482
Non financial private sector and residents abroad	73,581,244	50,340,332

Checking accounts	18,197,517	14,622,588
Savings deposits	22,466,792	15,005,261
Time deposits	31,101,100	19,279,641
Investments accounts	34,807	483
Other	1,271,170	1,129,571
Interest and listed-price differences accrued payable	509,858	302,788

	76,792,463	51,435,651

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	49,042	73,110

Other	49,042	73,110

Banks and International Institutions (Exhibit I)	1,386,931	406,031
Unsubordinated corporate bonds (Exhibit I)	1,734,024	1,662,789
Amounts payable for spot and forward purchases to be settled	1,112,631	312,751
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	1,237,890	1,457,098
Financing received from Argentine financial institutions (Exhibit I)	43,139	--,--

Other financing from local financial institutions	43,000	--,--
Interest accrued payable	139	--,--
Non-deliverable forward transactions balances to be settled	1,116,953	54
Other (Note 5.c.) (Exhibit I)	7,566,082	4,091,393
Interest and listed-price differences accrued payable (Exhibit I)	78,111	66,653

	14,324,803	8,069,879

N. OTHER LIABILITIES:

Dividends payable	400,000	--,--
Other (Note 5.d.)	3,099,770	2,645,736

	3,499,770	2,645,736

O. ALLOWANCES (Exhibit J):	986,030	771,073

P. SUSPENSE ITEMS:	46,544	30,145

TOTAL LIABILITIES:	95,649,610	62,952,484

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	13,716,363	10,331,876

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	109,365,973	73,284,360

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12-31-2015	12-31-2014
DEBIT ACCOUNTS

Contingent
– Guaranties received	16,925,557	11,585,575
– Contra contingent debit accounts	1,558,329	1,750,341

	18,483,886	13,335,916

Control
– Receivables classified as irrecoverable	690,936	517,974
– Other (Note 5.e.)	116,961,962	120,090,317
– Contra control debit accounts	2,524,692	1,217,512

	120,177,590	121,825,803

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	5,809,784	2,984,388
– Interest rate swap	963,368	1,097,965
– Contra derivatives debit accounts	5,843,638	2,915,793

	12,616,790	6,998,146

For trustee activities
– Funds in trust	--,--	6,605

	--,--	6,605

TOTAL	151,278,266	142,166,470

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	327,251	640,198
– Guaranties provided to the BCRA	102,603	223,973
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	342,972	384,982
– Other guaranties given non covered by debtor classification regulations	273,808	210,453
– Other covered by debtor classification regulations (Exhibits B, C and D)	511,695	290,735
– Contra contingent credit accounts	16,925,557	11,585,575

	18,483,886	13,335,916

Control
– Items to be credited	1,369,765	965,725
– Other	1,154,927	251,787
– Contra control credit accounts	117,652,898	120,608,291

	120,177,590	121,825,803

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	5,843,638	2,915,793
– Contra derivatives credit accounts	6,773,152	4,082,353

	12,616,790	6,998,146

For trustee activities
– Contra credit accounts for trustee activities	--,--	6,605

	--,--	6,605

TOTAL	151,278,266	142,166,470

The accompanying notes 1 through 23 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish – See note 23)

- Stated in thousands of pesos -

	12-31-2015	12-31-2014
A. FINANCIAL INCOME

Interest on loans to the financial sector	552,154	631,216
Interest on overdraft	2,195,640	2,058,161
Interest on discounted instruments	1,440,128	1,237,654
Interest on real estate mortgage	323,896	233,929
Interest on collateral loans	463,026	316,236
Interest on credit card loans	2,817,236	1,971,800
Interest on other loans	3,245,012	2,727,686
Interest on other receivables from financial transactions	246	3,839
Interest on financial leases	386,407	312,664
Income from secured loans - Decree 1387/01	15,680	16,454
Net income from government and private securities	3,525,808	1,672,793
Indexation by benchmark stabilization coefficient (CER)	188,906	307,143
Gold and foreign currency exchange difference	369,156	851,337
Other	686,074	600,269
	16,209,369	12,941,181

B. FINANCIAL EXPENSE

Interest on savings deposits	22,682	18,695
Interest on time deposits	5,151,393	4,155,662
Interest on interfinancial financing (call borrowed)	22,526	8,702
Interest on other financing from financial institutions	3	5
Interest on other liabilities from financial transactions	440,431	331,761
Other interest	6,198	8,164
Indexation by CER	61	155
Contribution to the deposit guarantee fund	392,127	121,833
Other	926,625	772,595

	6,962,046	5,417,572

GROSS INTERMEDIATION MARGIN – GAIN	9,247,323	7,523,609

C. ALLOWANCES FOR LOAN LOSSES	627,854	561,330

D. SERVICE CHARGE INCOME

Related to lending transactions	2,299,643	1,673,332
Related to liability transactions	1,992,077	1,497,715
Other commissions	196,838	152,908
Other (Note 5.f.)	1,130,442	909,114

	5,619,000	4,233,069

E. SERVICE CHARGE EXPENSE

Commissions	1,815,343	863,623
Other (Note 5.g.)	559,643	422,727

	2,374,986	1,286,350

(Contd.)

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 23)

- Stated in thousands of pesos -

	12-31-2015	12-31-2014

F. ADMINISTRATIVE EXPENSES

Payroll expenses	3,728,132	3,188,240
Fees to Bank Directors and Supervisory Committee	5,944	4,848
Other professional fees	91,441	58,749
Advertising and publicity	240,061	231,372
Taxes	666,673	483,858
Fixed assets depreciation	199,141	139,082
Organizational expenses amortization	66,717	58,305
Other operating expenses	914,642	747,939
Other	620,784	633,233

	6,533,535	5,545,626

NET GAIN FROM FINANCIAL TRANSACTIONS	5,329,948	4,363,372

G. OTHER INCOME

Income from long-term investments	427,285	356,800
Punitive interests	29,920	24,700
Loans recovered and reversals of allowances	142,890	132,419
Other (Note 5.h.)	232,521	185,831

	832,616	699,750

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	32	22
Charge for uncollectibility of other receivables and other allowances	346,838	234,883
Amortization of difference arising from judicial resolutions Depreciation and losses from miscellaneous assets	6,615 365	15,496 326
Other (Note 5.i)	163,227	79,899

	517,077	330,626

NET GAIN BEFORE INCOME TAX	5,645,487	4,732,496

I. INCOME TAX (Note 4.1)	1,861,000	1,528,000

NET INCOME FOR THE FISCAL YEAR	3,784,487	3,204,496

The accompanying notes 1 through 23 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish – See note 23)

- Stated in thousands of pesos -

2015								2014

		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Other	Unappropriated earnings	Total	Total

1. Balance at beginning of fiscal year	536,878	182,511	312,979	1,900,721	4,194,291	3,204,496	10,331,876	7,156,180

2. Stockholders´ Meeting held on April 7, 2015
- Dividends paid in cash (2)	--,--	--,--	--,--	--,--	--,--	(400,000)	(400,000)	(28,800)
- Legal reserve	--,--	--,--	--,--	640,899	--,--	(640,899)	--,--	--,--
- Voluntary reserve for future distributions of income	--,--	--,--	--,--	--,--	2,163,597	(2,163,597)	--,--	--,--

3. Net income for the fiscal year-gain	--,--	--,--	--,--	--,--	--,--	3,784,487	3,784,487	3,204,496

4. Balance at the end of the fiscal year	536,878	182,511	312,979	2,541,620	6,357,888	3,784,487	13,716,363	10,331,876

(1)	Adjustments to stockholders’ equity refer to Adjustment to Capital Stock.

(2)	Authorized by Resolution No 52 January 29, 2016 of the BCRA. At the date of issuance of these financial statements, dividends are outstanding.

The accompanying notes 1 through 23 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

FISCAL YEARS ENDED DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12-31-2015		12-31-2014
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	13,051,491	(1)	13,604,191	(1)
Cash and cash equivalents at the end of the fiscal year	28,459,917	(1)	13,051,491	(1)

Net increase / (decrease) in cash and cash equivalents	15,408,426		(552,700)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections /(payments) from:
-Government and private securities	791,071		(6,597,498)
- Loans	(2,536,581)		5,127,917

to financial sector	(239,210)		585,521
to non-financial public sector	(67)		14
to non-financial private sector and residents abroad	(2,297,304)		4,542,382
- Other receivables from financial transactions	(620,185)		(6,629)
- Receivables from financial leases	(341,424)		(294,293)
- Deposits	18,846,611		2,617,241

to financial sector	17,161		31,521
to non-financial public sector	2,100,601		(1,756,911)
to non-financial private sector and residents abroad	16,728,849		4,342,631
- Other liabilities from financial transactions	4,709,738		1,564,564

Financing from financial or interfinancial sector (call borrowed)	43,000		--,--
Others (except liabilities included in Financing Activities)	4,666,738		1,564,564
Collections related to service charge income	5,624,710		4,216,731
Payments related to service charge expense	(2,377,617)		(1,284,622)
Administrative expenses paid	(6,125,113)		(5,205,954)
Organizational and development expenses paid	(84,461)		(39,734)
Net collections from punitive interest	29,888		24,678
Differences from judicial resolutions paid	(6,615)		(15,496)
Collections of dividends from other companies	49,915		54,776
Other collections related to other income and expenses	211,634		231,155

Net cash flows provided by operating activities	18,171,571		392,836

Investment activities

Net payments from premises and equipment	(282,346)		(295,279)
Net collections from other assets	(529,977)		(591,356)
Other payments from investment activities	(911,261)		(279,139)

Net cash flows used in investment activities	(1,723,584)		(1,165,774)

Financing activities

Net (payments) / collections from:
-Unsubordinated corporate bonds	71,235		1,041,432
- Argentine Central Bank	(23,885)		(20,477)

Other	(23,885)		(20,477)
- Banks and international agencies	980,900		299,853
Dividends payable	--,--		(28,800)
Other payments related to financing activities	(2,067,811)		(1,071,770)

Net cash flows (used in) / provided by financing activities	(1,039,561)		220,238

Net increase / (decrease) in cash and cash equivalents	15,408,426		(552,700)

(1)	See note 16 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through 23 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 23)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1  Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its headquarter in Buenos Aires, Argentina, and operates a 251-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.’s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.95% of the corporate stock of December 31, 2015.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2  Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce (RPC)	Form of placement	Amount	Total
Capital Stock as of December 31, 2010:				536,361
03-30-2011	09-14-2011	(1)	517	536,878
03-26-2012	03-27-2014	(2)	50,410
03-26-2012	03-27-2014	(2)	(50,410)	536,878	(3)

(1)	Due to the merger of Consolidar Comercializadora S.A. into BBVA Francés.

(2)	Due to the merger of Inversora Otar S.A. into BBVA Francés.

(3)	The amount of Capital Stock as of December 31, 2015, is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3 Registration with CNV as Settlement and Clearing Agent - Comprehensive

The Capital Markets Law Nr. 26,831, enacted on December 28, 2012 and then regulated by CNV’s General Resolution Nr. 622/13 on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution Nr. 622/13. On September 9 and 19, 2014, the Bank was finally registered as Mutual Funds’ Custodian Agent, and Settlement and Clearing Agent – Comprehensive, respectively, under numbers 4 and 42.

1.4 Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law Nr. 19,550. As a result, in compliance with Law Nr. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1 Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

By Communication “A” 3921 of the BCRA and General Resolution Nr. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003.

Argentina’s professional accounting standards require applying Technical Pronouncement Nr. 6 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) (as amended by Technical Resolution Nr. 19) which sets forth that financial statements are to be restated in constant currency when the country’s economic environment exhibits certain characteristics. A prerequisite for the application of this pronouncement is that inflation as accumulated throughout a 3-year period, measured by the so-called Domestic Wholesale Price Index (IPIM) published by Argentina’s Official Statistics Bureau (INDEC)–the National Statistics and Censuses Institute- attains or exceeds 100%. As per the latest information released by the INDEC, inflation accumulated in the period October 31, 2012 to October 31, 2015, measured by the above-mentioned index is 66%. Therefore, the prerequisite for restatement into constant currency of the information contained in the financial statements is not satisfied. The above notwithstanding, it should be noted that if this prerequisite were satisfied, the restatement will be mandatory.

2.2 Comparative information

In accordance with BCRA Communication “A” 4667 and amendments, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2014.

2.3 Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of December 31, 2015 and 2014, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

b)	Government and private securities:

●

Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of December 31, 2015 and 2014. Differences in listed prices were credited/charged to income for each fiscal year.

●

Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of December 31, 2015 and 2014, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

●

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of December 31, 2015 and 2014. Differences in listed prices were charged to income for each fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree Nr. 1387/2001:

As of December 31, 2015 and 2014, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realizable values is recorded in a balancing account.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were recognized on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of December 31, 2015 and 2014, receivables and payables have been adjusted to the CER as follows:

-

Federal government secured loans have been adjusted under Resolution Nr. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution Nr. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

-	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2015 and 2014.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

-	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of each fiscal year.

-

Securities: with Holdings of government and private securities and Instruments issued by BCRA at fair value and at amortized cost: as of December 31, 2015 and 2014, they were valued according to the method described in 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2015 and 2014.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2015 and 2014.

j)	Receivables from financial leases:

As of December 31, 2015 and 2014, they were valued at the present value of the sum of the periodical instalments and the unguaranteed residual value, calculated as per the conditions agreed upon in the respective leases, applying the implicit interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

●

BBVA Francés Valores S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A., BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and Rombo Cía. Financiera S.A.: were valued by applying the equity method at the end of each fiscal year.

Although the Bank has a 40% interest ownership in the capital stock and votes of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint control basis.

-	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

●	Prisma Medios de Pago S.A. (formerly Visa Argentina S.A.) and Interbanking S.A.: were valued by applying the equity method at the end of each fiscal year.

●

Banco Latinoamericano de Comercio Exterior S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

●	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non controlled affiliates were valued based on the following methods:

●	BBVA Consolidar Seguros S.A.: was valued by applying the equity method at the end of each fiscal year.

●	S.W.I.F.T. S.C.R.L.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F), without exceeding their recoverable value.

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law Nr. 25,561, Decree Nr. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly instalments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of December 31, 2015 and 2014, these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,441,094 and 1,434,479, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

Pursuant to the decisions handed down by Argentina’s Supreme Court of Justice (“Massa, Juan Agustín v. Argentine Executive Branch – Executive Order 1570/ et al over action for the protection of constitutional rights (amparo) Law Nr. 16,986” and “Kujarchuk v. Argentine Executive Branch”), a calculation method was established for the payment of bank deposits that was different from the one that had been instituted by the Argentine Executive Branch.

As of December 31, 2015 and 2014, the Bank has estimated this contingency and it has recorded allowances for the total amount.

The Bank expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the above-mentioned actions and according to the law in relation to the “pesification” of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

●	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the fiscal year.

2.

Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the fiscal year as applied to stated notional amounts.

●	Repo and Reverse Repo transactions

As of December 31, 2015 and 2014, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for each fiscal year.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2015 and 2014.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at cost. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

-

As of December 31, 2015 and 2014, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.)] were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of December 31, 2015 and 2014, the Bank calculated the earning per share on the basis of 536,877,850 ordinary shares of $1 par value each. The net income for each period on those dates is as follows:

	12-31-2015	12-31-2014

Net income for the fiscal year	3,784,487	3,204,496
Earning per share for the fiscal year – (stated in pesos)	7,05	5,97

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the reported amounts of income/loss during the fiscal year. Actual income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the Argentine professional accounting standards.

The main differences between the regulations of the BCRA and the Argentine professional accounting standards are detailed below:

a)	Tax effects

As already indicated hereinbelow, in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 246,300 and 239,500 as of December 31, 2015 and 2014, respectively, should be reversed.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, As of December 31, 2015 and 2014, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the Argentine professional accounting standards, the stockholders’ equity would have decreased in 32,906 and increased 7,351, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended ended December 31, 2015 and 2014 would have been 40,257 (loss) and 45,884 (income), respectively.

4.	TAX MATTERS

4.1. Income tax

The Bank determined the charge for income tax by applying the statutory 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of December 31, 2015 and 2014, the Bank recorded 1,861,000 and 1,528,000, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for these fiscal years.

As of December 31, 2015 and 2014, the Bank has booked 467,959 and 758,681, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank set up an allowance for the net balance between the deferred tax assets and liabilities.

As of December 31, 2015 and 2014, the Bank recorded under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 246,300 and 239,500, respectively. Such amounts are made up as follows:

	12-31-2015	12-31-2014

Deferred tax assets	611,500	532,000
Deferred tax liabilities	(365,200)	(292,500)

Net deferred assets	246,300	239,500
Allowance	(246,300)	(239,500)

4.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law Nr. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law Nr. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law Nr. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for an additional ten-year period. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will be reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of December 31, 2015 and 2014, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

4.3. Other tax issues

a)

On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003. The Bank filed its defenses to the notice mentioned, which was ratified on October 6, 2008 through Resolution No. 3631-DGR 2008 containing the official assessment.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree Nr. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric conversion into pesos of assets and liabilities imposed by the Executive Order Nr. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires.

On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1 handed down a new precautionary measure.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

As regards the remaining balance of the amount claimed, the Bank adhered to a scheme of payment in instalments that was settled on October 4, 2010.

b)

Afterwards, on December 28, 2012, the Bank was notified of Resolution Nr. 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis for purposes of turnover tax for the fiscal years 2004 through 2010. The Entity appealed such resolution.

On February 3, 2015, the Bank was notified of the passage of Resolution Nr. 2014-3711-DGR, which conceded the appeal in part.

This Resolution was appealed by lodging a so-called “hierarchical appeal” with the head of the governmental agency in charge of raising public revenue, which was rejected, thus putting an end to the administrative stage.

For the sole purpose of being able to continue with the submission of the lawsuit, dated November 24, 2015, the Entity paid the amount claimed, which does not entail its acceptance of the claim.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

c)

On December 20, 2013, the Bank was notified of the Administrative Proceeding Tax Assessment Decision Nr. 4705 handed down by the Tax Bureau of the Province of Buenos Aires, whereby this tax bureau made a sua sponte determination of taxable income associated to turnover tax for the fiscal periods 01/2008 to 12/2008, which was appealed by the Entity.

Therefore, the General Office of Individualized Audits amended the Tax Adjustment form and partially granted the Entity’s claim. The new adjustment notified by said office was settled on October 30, 2015 through an installment plan, with no further actions being taken.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	12-31-2015	12-31-2014

a) INVESTMENTS IN OTHER COMPANIES

In controlled companies -supplementary activities	212,726	108,366
In other non-controlled companies- unlisted	59,186	44,460
In non-controlled companies-supplementary activities	21,758	11,789

Total	293,670	164,615

b) OTHER RECEIVABLES

Miscellaneous receivables	898,164	386,476
Guarantee deposits	733,597	377,029
Prepayments	500,632	279,376
Tax prepayments (1)	291,378	277,218
Loans to personnel	165,655	181,620
Advances to personnel	97,749	93,065
Other	367	1,085

Total	2,687,542	1,595,869

(1)	As of December 31, 2015 and 2014, it includes the deferred tax asset for 246,300 and 239,500, respectively (see note 4.1.).

	12-31-2015	12-31-2014

c) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Accounts payable for consumption	3,171,773	2,482,573
Other withholdings and collections at source	985,189	687,723
Collections and other operations for the account of third parties	1,778,719	419,185
Money orders payable	1,405,633	338,117
Social security payment orders pending settlement	8,471	18,816
Pending Banelco debit transactions	143,161	73,651
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	42,526	32,488
Funds raised from third parties	17,800	18,941
Accrued commissions payable	4,705	7,336
Loans received from Interamerican Development Bank (IDB)	6,983	6,485
Other	1,122	6,078

Total	7,566,082	4,091,393

d) OTHER LIABILITIES

Accrued taxes	757,219	991,889
Miscellaneous payables	852,051	678,461
Amounts collected in advance	808,695	434,830
Accrued salaries and payroll taxes	679,117	536,553
Other	2,688	4,003

Total	3,099,770	2,645,736

e) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	84,155,242	53,384,165
Securities representative of investments in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	25,005,318	61,071,633
Checks not yet credited	5,385,156	3,694,973
Cash in custody on behalf of the BCRA	1,009,188	287,347
Checks drawn on the Bank pending clearing	666,247	564,348
Collections items	538,366	573,483
Other	202,445	514,368

Total	116,961,962	120,090,317

	12-31-2015	12-31-2014

f) SERVICE CHARGE INCOME

Commissions for hiring of insurances	587,985	511,338
Rental of safe-deposit boxes	188,826	148,482
Commissions on debit and credit cards	101,566	51,921
Commissions for loans and guaranties	33,639	42,891
Commissions for transportations of values	43,969	29,346
Commissions for capital market transactions	29,730	11,836
Commissions for escrow	23,997	20,318
Commissions for salary payment	10,446	9,382
Commissions for trust management	1,832	2,081
Other	108,452	81,519

Total	1,130,442	909,114

g) SERVICE CHARGE EXPENSE

Turn-over tax	383,227	293,757
Insurance paid on lease transactions	152,015	113,475
Other	24,401	15,495

Total	559,643	422,727

h) OTHER INCOME

Income from the Credit Card Guarantee Fund	64,609	55,249
Related parties expenses recovery	59,432	52,125
Interest on loans to personnel	28,812	30,830
Deferred income tax (1)	6,800	8,400
Rental	3,045	3,224
Other	69,823	36,003

Total	232,521	185,831

(1) Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.
i) OTHER EXPENSE

Charges for administrative, disciplinary and criminal penalties (2)	48,817	--,--
Donations	22,290	16,221
Insurance losses	19,378	10,103
Private health insurance for former employees	14,541	9,706
Turn-over tax	10,141	9,717
Credit Card Stamp Tax	--,--	4,292
Other	48,060	29,860

Total	163,227	79,899

(2) See note 6.1.

6.	PENALTIES IMPOSED ON THE BANK AND ADMINISTRATIVE PROCEEDINGS INSTITUTED BY THE BCRA.

In compliance with the requirement imposed by the Argentine Central Bank’s Communication “A” 5689, issued on January 8, 2015, the following is a detail of the administrative and/or disciplinary penalties as well as the sentences imposed by criminal trial courts, enforced or brought by the Argentine Central Bank, the Financial Information Unit (UIF) and the Argentine Securities Commission (CNV) of which the Bank has been notified:

6.1.	Penalties enforced against the Bank

●

On April 21 and 29, 2010, by virtue of Resolutions Nr. 43/10 and 44/10 the Bank was notified of the commencement of two enforcement action proceedings instituted by the Financial Information Unit (UIF) against BBVA Francés arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defenses, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law Nr. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

On October, 13 and September, 14 2010, the Bank was served with the Resolutions Nr. 181/10 and 169/10 adopted by the UIF whereby BBVA Francés was ordered to pay a fine for an amount equivalent to one time the transactions objected for the amounts of 39,393 and 9,174, respectively.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law Nr. 25,246.

On July 16, 2015, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel IV repealed UIF’s Resolution No. 181/10, and thus the fine previously imposed was rendered ineffective. On September 22, 2015, the court decided to reject the extraordinary appeals filed by the UIF against such decision. The UIF lodged an appeal with the Supreme Court of Justice claiming that its prior appeals had been unfairly rejected. Such decision has not yet become irrevocable.

The Bank and its legal advisors have concluded that the analysis of the transactions involved has been made in compliance with applicable legal regulations and that no Suspicious Transaction Report (“ROS”, for its Spanish acronym) has proven necessary. For such reason, the Bank does not expect any adverse financial impacts in this respect. The above notwithstanding, as from January 2015 and to comply with the provisions under Communication “A” 5689 of the Argentine Central Bank, the Bank has raised a provision for 48,567.

It must be mentioned that the Regulatory Compliance Officer designated as of that date was also sanctioned in both cases.

●

“BBVA Banco Francés S.A. – FCI Acciones Globales over complaint File 1196/2008”. Summary proceedings instituted by the Argentine Securities Commission (CNV) notified on January 6, 2009. The subject matter of the complaint is alleged breach of the CNV Rules and Law 24,083. The cause of action underlying the complaint is the presumed non-compliance with the conditions for the subscription of a mutual fund (FCI Acciones Globales) as there was a failure to have them embodied and published in the fund’s Management Rules. The complaint points out that the subscription could only be conducted in USD “currency” rather than in USD “notes”. This notwithstanding, the Rules set forth that subscription is in US Dollars and does not distinguish between currency or note USDs, therefore, there was no need for amending the Rules. Pursuant to Resolution Nr. 16,821 notified on May 31, 2012, a decision was made to impose on the Bank a 250 fine. The seven regular members of the Board of Directors as of the date of these events were also sanctioned. An appeal has been lodged against the Resolution that imposes the fine with the Appellate Court in Commercial Matters in and for the City of Buenos Aires. Pursuant to Law Nr. 26,831, a jurisdictional issue has emerged between the Appellate Court in Commercial Matters and the Argentine Administrative and Contentious Appellate Court. The file has been sent to the Supreme Court of Justice which in December 2014 decided that the Appellate Court with jurisdiction in commercial matters is the court that must hear in the case. On November 4, 2015, the Entity was served notice of the judgment rendered by the Court of Appeals on Commercial Matters, confirming the fine and reducing it to 100. The Entity paid that fine on December 1, 2015.

6.2.	Administrative Proceedings commenced by the BCRA

●

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 22, 2008 and identified under Nr. 3511, File 100.194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through BCRA in excess of the authorized amounts. These total 44 transactions involving the branches 099, 342, 999 and 320. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the trial court acquitted all the accused from all charges. The State Attorney’s Office filed an appeal and the Panel A of the Appellate Court with jurisdiction over criminal and economic matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The State Attorney’s Office lodged an extraordinary appeal which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

●

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank, notified on October 9, 2009 and identified under Nr. 4157, File 100.778/05 objecting certain transactions channeled through the so-called “MULC” (initials standing for Single and Free-Floating Foreign Exchange Market) with individuals and legal entities that were not allowed to operate in the MULC. The period observed is January through April 2004. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) two Foreign Trade area employees. The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos. 4157, 4181, 4693, 5019, 5079 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1101/12. The Court in Economic-Criminal Matters No. 6 scheduled the in camera hearings, which ended on December 30, 2015, and the proceedings were set for entry of judgment.

●

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank, notified on November 30, 2009 and identified under Nr. 4181, File N° 100.309/06 which alleges a departure from currently applicable foreign exchange regulations in connection with foreign trade transactions conducted by SULFACID S.A.C.I.F.y C., on charges of failure to comply with currently applicable rules and regulations when the company paid 4 pre-financing installments directly abroad without passing through the channels in the Argentine Republic. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) three Foreign Trade area employees. The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos. 4157, 4181, 4693, 5019, 5079 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1101/12. The Court in Economic-Criminal Matters No. 6 scheduled the in camera hearings, which ended on December 30, 2015, and the proceedings were set for entry of judgment

●

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under Nr. 4539, File N° 18.398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) a Commercial Aide to the Zone Manager, (v) five Branch Managers, (vi) four Back-Office Branch Managers, (vii) five Main Cashiers and (viii) one cashier. The discovery period was closed and the proceedings will be soon submitted to federal local courts.

●

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under Nr. 4524, File N° 3.406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240 - Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Branch Manager and (vi) the Main Cashier. The period for proffering and producing evidence came to a close and the matter is being heard by the Federal Court of Mendoza.

●

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on July 12, 2011 and identified under Nr. 4693, File N° 101.415/10 on grounds of a breach of the Criminal Foreign Exchange Regime –foreign currency- by reason of “Investments made by Non-Residents Applied to the Purchase of Real Estate” in breach of the provisions under Communication “A” 4359. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos. 4157, 4181, 4693, 5019, 5079 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1101/12. The Court in Economic-Criminal Matters No. 6 scheduled the in camera hearings, which ended on December 30, 2015, and the proceedings were set for entry of judgment.

●

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on July 6, 2012 and identified under Nr. 5019, File 100.865/06, on grounds of a breach of the Criminal Foreign Exchange Regime due to sales of bank notes in the possession of residents and repatriation of investments by residents associated to the customer Líneas de Transmisión del Litoral S.A., violating the provisions under the Argentine Central Bank’s Communications “A” 4359 and 4377. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos. 4157, 4181, 4693, 5019, 5079 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1101/12. The Court in Economic-Criminal Matters No. 6 scheduled the in camera hearings, which ended on December 30, 2015, and the proceedings were set for entry of judgment.

●

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on August 29, 2012 and identified under Nr. 5079, File 101.575/07, on grounds of a breach of the Criminal Foreign Exchange Regime by reason of having settled new transactions as pre-financing for exports for the benefit of Esso Petrolera Argentina S.R.L., without previously regularizing the pending overdue shipments according to the type of export which breaches Paragraph 8 of Communication “A” 4443 of the Argentine Central Bank. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos. 4157, 4181, 4693, 5019, 5079 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1101/12. The Court in Economic-Criminal Matters No. 6 scheduled the in camera hearings, which ended on December 30, 2015, and the proceedings were set for entry of judgment

●

“BBVA Banco Francés SA Over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on July 26, 2013 and identified under Nr. 5406, File N° 100.443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The period for proffering and producing evidence came to a close and the Argentine Central Bank must send it to Salta’s Federal Court.

●

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on September 20, 2013 and identified under Nr. 5472, File N° 100.969/09 where the charges consist in allegedly having channeled foreign exchange transactions with “Compañía de Seguros La Mercantil Andina S.A.” in September 2007, that allegedly exceed the monthly limit imposed by Communication “A” 4128, without the Argentine Central Bank’s previous consent. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. It awaits a resolution from the Argentine Central Bank. The proceedings are being heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1386/2015.

●

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 21, 2014 and identified under Nr. 5706, File N° 100.134/11. The charges consist in having presumably operated with foreign exchange on January 18, 2010 despite failing to make available to the Argentine Central Bank the excess in its General Foreign Exchange Position incurred on January 15, 2010, allegedly breaching Communications “A” 4646, “A” 4814 and “C” 37587. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Director of Global Markets, (ii) the Head of the Market Management Area and (iii) the Head of the Trading Area. Evidence is being proffered and produced before the Argentine Central Bank.

●

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on April 11, 2014 and identified under Nr. 5719, File N° 100.078/14. The charges consist in allegedly failing to comply with the duty to report two transactions conducted by H.C.I. S.A., which would entail failure to comply with Decree 616/05 and the Argentine Central Bank’s Communications “A” 4359, “A” 4377 and “A” 4762 which mandate a mandatory deposit of 30% of all foreign currency inflows from abroad for application to the acquisition of fixed assets. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos. 4157, 4181, 4693, 5019, 5079 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1101/12. The Court in Economic-Criminal Matters No. 6 scheduled the in camera hearings which ended on December 30, 2015 and the proceedings were set for entry of judgment

●

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on March 3, 2015 and identified under Nr. 6082, File Nr. 100.091/12. The charge consists in having presumably conducted transactions that exceeded the US$ 2,000,000 limit in the course of the calendar month on behalf of the firm LUFKIN ARGENTINA S.A., plus the allegation of an excess of USD three hundred thousand. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) three Foreign Trade Area officers. The discovery period was closed, with the proceedings being heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 12.

●

“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for foreign exchange offense by the Argentine Central Bank, notified on December 23, 2015 and identified under No. 6666, File No. 101.027/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from SIKA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264). Allegedly, the provision of the services has not been fully evidenced. Accused of these breaches stand BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges: (i) the Foreign Trade Manager and (ii) an officer of the Area. The Entity is currently preparing a defense and compiling the applicable evidence.

●

“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for foreign exchange offense by the Argentine Central Bank, notified on December 23, 2015 and identified under No. 6684, File No. 100.068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264). Allegedly, the provision of the services has not been fully evidenced. Accused of these breaches stand BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges: (i) the Foreign Trade Manager and (ii) an officer of the Area. The Entity is currently preparing a defense and compiling the applicable evidence

The Bank and its legal advisors estimate that the applicable rules and regulations have been reasonably interpreted and that no adverse financial impacts are expected in these respects.

7.	RESTRICTIONS ON ASSETS

As of December 31, 2015 and 2014, there are Bank’s assets, which are restricted as follows:

a)

The Government and Private Securities account includes 102,590 in bonds issued by the Argentine Government in pesos maturing in 2016 as of December 31, 2015 and 223,960 in peso-denominated Discount Bonds due 2033 as of December 31, 2014, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic and Safe Keeping of bills.

b)

The Bank appropriated 19,983 and 15,358, respectively, in Guaranteed Bonds maturing in 2020, to secure loans arranged under the Credit Global Program to micro, small and medium businesses given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 253,764 and 195,033, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)

The Bank has also appropriated accounts, deposits and trusts for 1,659,774 and 762,650, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and futures and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW Nr. 19,550)

The balances as of December 31, 2015 and 2014, for transactions performed with subsidiaries and parent companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2015	2014	2015	2014	2015	2014

BBVA	2,703	94,403	268,696	87,622	85,462	43,591
BBV América S.L.	--,--	--,--	119,253	--,--	14,379,085	8,406,791
BBVA Francés Valores S.A	12	58	64	805	13,513	13,403
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	1	1	1,207	421	3,527	6,975
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	901	780	17,523	12,970	100,145	44,352
BBVA Consolidar Seguros S.A.	15,665	24,074	12,310	23,560	22,544	18,311
PSA Finance Argentina Cía. Financiera S.A.	709,035	1,098,745	7,235	5,371	--,--	150,172
Rombo Cía. Financiera S.A.	1,032,918	685,446	17,407	9,653	296,300	334,653

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees Nr. 540/95, Nr. 1,292/96 and 1,127/98 and BCRA’s Communication “A” 5659.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree Nr. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank holds a 9.2771% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a three hundred and fifty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the above-mentioned amount, whatever the number of accounts and/or deposits.

10.	TRUST ACTIVITIES

On January 5, 2001, the BCRA’s Board of Directors issued Resolution Nr. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution above-mentioned. As of December 31, 2015 and 2014, the assets of Diagonal Trust amount to 2,427 and 2,428, respectively, considering its recoverable value.

Besides, the Bank in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates for 4,177 as of December 31, 2015 and 2014.

Besides, the Bank acts as trustee in 13 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 151,400 and 155,354 as of December 31, 2015 and 2014, respectively, consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary Corporate Bonds (non-convertible into shares) with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution Nr. 14,967 dated November 29, 2004.

The Global Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions Nr. 16,010 and Nr. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

The following is a detail of the Corporate Bonds outstanding as of December 31, 2015 and 2014:

Detail	Date of issuance	Nominal Value (in thousands of pesos)	Due date	Rate	Interest payments

Class 4	07/31/2013	250,000	01/31/2015	Private Badlar + nominal 3.69% per annum	Quarterly

Class 6	11/08/2013	121,357	05/08/2015	Private Badlar + nominal 3.25% per annum	Quarterly

Class 7	11/08/2013	250,000	11/08/2016	Private Badlar + nominal 4.24% per annum	Quarterly

Class 8	02/11/2014	258,880	08/11/2015	Private Badlar + nominal 3.80% per annum	Quarterly

Class 9	02/11/2014	145,116	02/11/2017	Private Badlar + nominal 4.70% per annum	Quarterly

Class 10	07/18/2014	233,750	01/18/2016	Private Badlar + nominal 2.50% per annum	Quarterly

Class 11	07/18/2014	165,900	07/18/2017	Private Badlar + nominal 3.75% per annum	Quarterly

Class 12	11/13/2014	130,286	05/13/2016	Private Badlar + nominal 2.53% per annum	Quarterly

Class 13	11/13/2014	107,500	11/13/2017	Private Badlar + nominal 3.75% per annum	Quarterly

Class 15	02/13/2015	144,875	11/13/2016	Private Badlar + nominal 4% per annum	Quarterly

Class 16	07/30/2015	204,375	07/30/2017	Private Badlar + nominal 3.75% per annum	Quarterly

Class 17	12/28/2015	199,722	06/28/2017	Private Badlar + nominal 3.50 % per annum	Quarterly

Class 18	12/28/2015	152,500	12/28/2018	Private Badlar + nominal 4.08 % per annum	Quarterly

The issued Corporate Bonds were fully subscribed and paid in and they will be fully amortized at maturity.

As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of Classes 4, 6, 7, 8, 9, 10, 11, 12, 13, 17 and 18 were applied to the reimbursement of time deposits, the proceeds from the issuance of Class 15 were applied to the grant of working capital loans and those obtained from the issuance of Class 16 were applied to the reimbursement Corporate Bonds Class 8.

As of December 31, 2015 and 2014, the outstanding principal and accrued interest amounts to 1,799,245 (in connection with Class 7, 9, 10, 11, 12, 13, 15, 16, 17 and 18 of the Corporate Bonds) and 1,725,644 (in connection with Class 4, 6, 7, 8, 9, 10, 11, 12 and 13 of the Corporate Bonds), respectively.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of December 31, 2015:

a)

Interest rate swaps for 920,053 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 13,000 (Badlar versus Taxed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount in accordance with changes in the Badlar, Encuesta rate, and receives a variable amount in accordance with changes in the Badlar, Encuesta rate.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 42,621 as income for the fiscal year.

The estimated fair value of said instruments amounts to 30,988 (Liabilities). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 933,053.

b)

Interest rate swap for 30,315 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 30,315.

c)

Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 5,809,784 and 5,843,638, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been concluded through the MAE (Mercado Abierto Electrónico ) and ROFEX ( Mercado a Término Rosario ), with daily settlement in pesos or settlement at maturity and valued in the manner described in note 2.3.n.2.). As of the end of fiscal year, they generated a gain of 493,406.

d)

The Bank does not carry any pending balances associated to repos in force at December 31, 2015. However, the transactions conducted at December 31, 2015 have yielded a 70,562 gain at the end of the fiscal year.

e)

The Bank does not carry any pending balances associated to reverse repos in force at December 31, 2015. However, the transactions conducted at December 31, 2015 have yielded a 43,503 loss at the end of the fiscal year.

II.	Transactions as of December 31, 2014:

a)

Interest rate swaps for 1,061,420 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and received a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 12,492 as income for the fiscal year.

The estimated fair value of said instruments amounts to 17,218 (Asset). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 1,061,420.

b)

Interest rate swap for 36,545 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 36,545.

c)

Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 2,984,388 and 2,915,793, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the criteria described in note 2.3.n.2.), recognizing the amount of 485,423 as income for the fiscal year.

d)

Forward sales of BCRA Bills under reverse repurchase agreements for 676,995 and of Government securities for 234,986, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) recognizing the amount of 43,423 as income for the fiscal year.

e)

The Bank does not carry any pending balances associated to reverse repos in force at December 31, 2014. However, the transactions conducted at December 31, 2014 have yielded a 7,888 loss at the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Minimum Stockholders’ Equity and Minimum of liquid assets:

According to CNV’s General Resolution Nr. 622/13, the minimum Stockholders’ Equity required to operate as “Settlement and Clearing Agent – Comprehensive” and “Mutual Funds’ Custodian Agent” would amount to 19,500 and the minimum of liquid assets required by those rules would be 8,000. This amount comprises Federal Government Bonds in Pesos Badlar + 200 bp maturing in 2016 and deposited with the account opened at Caja de Valores S.A. entitled “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés Minimum Counterbalancing Entry”. As of December 31, 2015 and 2014, the Bank’s Stockholders’ Equity exceeds the minimum amount imposed by CNV.

13.2	The Bank’s operations as Mutual Funds’ Custodian Agent

As of December 31, 2015 and 2014, in its capacity as Custodian Agent of “FBA Ahorro Pesos”, “FBA Renta Pesos”, “FBA Calificado”, “FBA Bonos Argentina”, “FBA Horizonte”, “FBA Acciones Latinoamericanas”, “FBA Acciones Argentinas” and “FBA Bonos Globales” managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, repos, shares, corporate bonds, government securities, indexes, deferred payment checks, securities issued by the BCRA, Cedears, ADRS, shares in mutual funds and financial trusts in safekeeping in the amount of 7,902,234 and 5,917,790, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts -Control - Other”.

The Investment Funds´ equities are as follows:

	EQUITIES AS OF
INVESTMENT FUND	12-31-2015	12-31-2014
FBA Ahorro Pesos	5,458,819	3,692,738
FBA Renta Pesos	2,559,447	2,515,529
FBA Calificado	299,372	223,763
FBA Bonos Argentina	269,797	23,179
FBA Horizonte	191,003	68,071
FBA Acciones Latinoamericanas	64,063	47,804
FBA Acciones Argentinas	3,066	793
FBA Bonos Globales	217	164

Total	8,845,784	6,572,041

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

Restriction on earnings distributions:

a)	In accordance with the provisions of BCRA, the next Shareholders’ Meeting must appropriate the amount of 756,897 currently included under Unappropriated earnings to the Legal Reserve.

b )

In accordance with the provisions of current regulations on “ Distribution of results” of the Central Bank , for the purposes of calculating the balance of distributable profits be made in non-accounting deductions form of the sum of the amounts recorded in the account earnings and the discretionary reserve for future distributions results. It also must be authorized by the Superintendency of Financial and Exchange in order to verify the correct application of the method described by the same for the distribution of results.

15.	ACCOUNTS IDENTIFYING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of December 31, 2015 and 2014:

	12-31-15	12-31-14

COMPUTABLE COMPLIANCE IN PESOS

Special Guarantee Accounts	711,241	277,841
BCRA Checking Account	10,023,347	4,323,948
Special social security accounts	--,--	5,673

TOTAL	10,734,588	4,607,462

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of pesos)

Special Guarantee Accounts	52,697	34,653
BCRA Checking Account	12,460,754	4,926,882

TOTAL	12,513,451	4,961,535

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of pesos)
BCRA Checking Account	75,574	68,137

TOTAL	75,574	68,137

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explain the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	12-31-15	12-31-14	12-31-13

a) Cash and due from banks	27,942,617	12,525,541	12,844,259

b) Government securities	--,--	--,--	88,812

c) Loans to financial sector, call granted maturity date less than three months as from the end of each period or fiscal year	517,300	525,950	671,120

CASH AND CASH EQUIVALENTS	28,459,917	13,051,491	13,604,191

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months as from the fiscal year date.

17.	THE BANK’S DOCUMENTATION AND RECORDS – CNV RESOLUTION Nr. 629/14

CNV issued its General Resolution Nr. 629 on August 14, 2014 to introduce changes in its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has sent the documentation that supports its operations for the periods still open to audit for safekeeping to Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5 of Florencio Varela, Province of Buenos Aires.

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Article 5, Sub-article a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Technical Rules 2013 as modified).

18.	IFRS CONVERGENCE IMPLEMENTATION PLAN.

As of the date of issuance of these financial statements, the Bank was in the process of implementing the plan geared to convergence with the International Financial Reporting Standards (IFRS) as set forth in the Argentine Central Bank’s Communication “A” 5541 and supplementary rules in this respect, which will be effective as from the financial statements for the fiscal years beginning on January 1, 2018. On March 17, 2015, the Entity’s Board of Directors approved the above-mentioned Plan, which was filed with the Argentine Central Bank on March 30, 2015. Moreover, the Bank’s Board of Directors has taken note of the latest report related to the progress made during its meeting in December, 2015.

19.	PURCHASE OF STOCK IN VOLKSWAGEN CREDIT COMPAÑÍA FINANCIERA S.A.

On May 20, 2015, the Bank executed a Stock Purchase Agreement with Grupo Volkswagen. Pursuant to this Stock Purchase Agreement, the Bank will acquire 51% of the capital stock of Volkswagen Credit Compañía Financiera S.A., equivalent to 23,970,000 non-endorsable, registered, ordinary shares with par value $ 1 and the right to one vote per share. The transaction will be consummated after the consent by the Argentine Central Bank is received.

For the acquisition of these shares, a maximum price has been established at 53,040 which must be paid by the Bank at the closing of the transaction.

20.	RISK MANAGEMENT POLICIES

The Risk Department comprises units specializing in each class of risk (credit, financial and operational risk) that work alongside cross-sectional control units: Technical Secretariat; Reporting and Validation and Internal Control.

The following is a description of the comprehensive policies and processes for identifying, assessing, controlling and mitigating all risks: credit, financial and operational.

a)	Credit Risk

The Risk Department is made up by the following divisions: Retail Banking, Enterprise and Wholesale Banking and Recoveries. Within the purview of the Retail Banking and the Enterprise and Wholesale Banking divisions, there are the areas in charge of Admission, Follow-Up and Policies and Tools. In turn, the Recoveries division includes areas specializing in severity mitigation, further split into Legal actions for debt recovery, Personalized debt recovery efforts, Special Proceedings and Policies, Tools and Follow-up.

Approvals are processed by virtue of the loan-granting powers conferred upon the positions responsible for Admission and the Risk Management Committee. In addition, the commercial areas rely on a smaller number of delegated loan-granting powers based on the amount of the transaction and on the opinion yielded by the set of evaluation tools known as “SAVERF”. Any application that receives a “study/reject” opinion from any of the evaluation tools must be analyzed by the Central Admission specialists.

Any exceptions to the polices currently in force are addressed by the Risk Management Committee and/or by the Technical Committee of Local Operations.

The assessment methodology is based on internally designed scoring and rating models applied to the Retail Banking and Enterprise and Wholesale Banking portfolios management, respectively. The application of this methodology leads to the calculation of the probability of default and in addition, to a historical control over expected losses and loss given default of such losses in each portfolio. The scoring and rating tools are re-estimated periodically.

In the year 2015, Risk Wholesale, we continued with the use of the rating model introduced in 2014 to assess customers Corporate Banking and follow the same was done to measure the extent of discrimination model and thus establishing and evaluating future improvements.

During 2015, Retail Risk put in place an assessment model for the Small-to-Medium-Sized Businesses segment with connectivity to product applications and the credit authorities and limits manager. Hence, we have started to decentralize risks towards the branch network, notifying the decision made to the client, to the extent the tool retrieves an approval decision. The other decisions are still made on a centralized basis.

Regarding individuals, during this year we started to recalculate clients’ proactive scoring, adding new behavioral variables and client segmentation, which has considerably enhanced the discrimination power. The new development will be operational in 2016.

The use of new behavioral and transactional information enables us to enhance revenue predictors. These developments started in 2015 and will be operational in 2016.

Finally, during this year we have participated in the development of on-line assessment engines, driving the digital banking offering.

b)    Financial Risk

Financial Risk is the unit responsible for managing Market Risk (including Counterparty Risk and Valuation Room), Structural Risks (Interest Rate and Liquidity Risks), Capital Self-Assessment and Stress scenarios.

Market Risk

The Bank’s business model is customer-centric. The Bank’s exposure to activities for its banking book has shrunk in line with BBVA Francés’s risk appetite.

For managing market risk, the VaR (“Value at Risk”) indicator is used as it is the basic unit for measuring and managing this risk in so far as it estimates the maximum expected loss with a 99% confidence level that can be seen in the market positions of a portfolio given a one-day time horizon. The volatility in risk factors used by the model is calculated using a historical 2-year window.

The Market Risk model is validated at regular intervals through Back-testing sessions (with a 99% confidence interval and a 250-day time horizon) that seeks to determine the quality and accuracy of the model used to estimate Value at Risk.

The structure of Market Risk limits establishes patterns of limits, alert and sub-limits in terms of Economic Capital (CeR, as internally known) and VaR and stress and stop loss.

The Market Risk unit manages the counterparty risk. The model estimation of credit risk in derivatives to determine not only the current exposure of each of the partners, but also the possible future development to changes in the different market variables.

Liquidity and Funding Risk

The main basic metrics used to control liquidity risk and financing include:

●	Identification of liquidity risks;
●	Control and monitoring of limits, sub-limits and early alerts, based on the defined risk appetite;
●	Monitoring of the liquidity gap;
●	Ratio of quality liquid assets to liability outflows for several time frames;
●	Design of stress models and several scenarios;
●	Contingency planning.

As part of the liquidity and financing risk control and monitoring process, below is a detail of the most relevant metrics:

●

Self-funding ratio: the metrics known as “Loans to Stable Customers Deposits (LtSCD)” provides information about balance sheet funding structure for a given period. These ratios are prepared on a consolidated basis as well as in each one of the functional currencies used in the Bank’s operations and they provide information as well as adjustment to the risk appetite defined vis-à-vis a desirable funding structure.

●

Net short-term funding: this parameter strives toward determining reasonableness in the balance sheet funding structure. And based on that criterion, a detailed follow-up is performed of the funding sources that deviate from those considered stable by corporate criteria. Thus, the deposits that carry higher volatility are grouped and they are specifically monitored and assigned a maximum amount determined by application of the Bank’s guidelines.

●

Basic capacity: a specific balance is compiled with the funding deemed as most volatile (wholesale funding and clients’ volatile resources are analyzed here) compared to quality liquid assets, with a breakdown of the respective due dates to calculate this indicator and its coverage level.

●

LCR (Liquidity Coverage Ratio): BBVA Francés fully applies and meets the requirements of this ratio as defined by Basel and incorporated by the Argentine Central Bank. During this year, BBVA Francés has put in place the quarterly liquidity monitoring reports and the additional liquidity tools.

Interest-rate risk

Balance sheet interest-rate risk management seeks to maintain BBVA Francés’ exposure at levels in harmony with the risk appetite validated by the Bank in the event of changes in market interest rates.

Below are some of the monitoring indicators inherent to this risk

-	Economic Capital per structural interest rate risk

From the standpoint of structural interest rate risk, the calculation of economic capital seeks to quantify the losses that could be incurred in the event of adverse variations in interest rates in highly unlikely extreme scenarios. Specifically calculated is the maximum loss that economic value could sustain, given a 99% interval of confidence.

-	Financial margin sensitivity

Financial margin sensitivity measures changes in accruals expected for a given period (12 months) in the event of 100 basis point shifts in the curve of interest rates. Financial margin sensitivity is calculated by simulating margins, both in the event of a scenario of movements in the curve of interest rates and in the event of an actual situation, with sensitivity being the difference between the two margins calculated.

Stress Testing

Stress tests are understood to refer to the assessment of a financial position in the face of a severely adverse though possible scenario.

In this respect, stress tests are divided as per their scope of application into individual and comprehensive. Individual stress tests are aimed at measuring the impact of an adverse scenario at the individual level by risk type. Comprehensive stress tests seek to quantify impacts at the aggregate level of adverse scenarios in terms of the Balance sheet, the Income statement, any changes in cash flows and any capital requirements associated to a given projected stress situation.

BBVA Frances has a stress testing program which comprises carrying out comprehensive stress tests as well as well the periodic testing of individual stress to the following risks:

BBVA Francés has a Stress Testing program in place which comprises comprehensive testing, as well as individual stress tests periodically conducted on the following risks:

- Credit Risk.

- Market Risk.

- Interest Rate Risk.

- Liquidity Risk.

Economic Capital

A financial institution’s economic capital is that required to cover unexpected losses stemming from the exposures to risk that may affect the Bank.

The risk profile of BBVA Francés focuses on those risks which, given their relevance, are apt to affect current or future solvency. Therefore, economic capital estimates include the following risks:

- Credit Risk.

- Market Risk.

- Interest Rate Risk.

- Operational Risk.

- Concentration risk

- Reputational risk and strategic

Contingency planning

BBVA Francés’ contingency plans are intended to outline the strategy to address emergency situations, setting forth policies and procedures to manage a range of potential stress scenarios and clearly defining responsibilities for each situation. The Entity has contingency plans in place to address the following risks:

— Credit Risk;

— Market Risk;

— Interest Rate Risk;

— Liquidity Risk.

c)   Operational Risk

The Risk Department, in accordance with international standards and the Argentine Central Bank’s requirements established by the BCRA, the area on the Validation and Internal Control/Operational Risk Management at the Country level in charge of ensuring an updated control environment that is consistent and sufficient in all of the Bank’s units.

Internal validation is the area responsible for ensuring that internal risk models of the BBVA Francés are suitable for use in risk management.

Regarding the Internal Control and Operational Risk, which is based on a scheme Control Specialist and Operational Risk Managers, called GROs, in the areas of business.

The Internal Control and Operational Risk Model identifies the organization’s operational procedures and all the operational risks to which they are exposed. This methodology appraises each one of these risks, which are then assigned a priority and their criticality is then established for them to be managed for purposes of mitigation, if applicable.

d)   Technical Secretariat and Reporting

The Technical Secretariat and Reporting area is responsible for the procedures that control the operating ratios associated to credit risk grading and diversification, provisioning, determination of risk quotas by industry segment and by type of funding.

The area has a Reporting unit that performs the function of generating reporting for Risk Management in order to decision-making in compliance with internal credit policies and control bodies, reviewing processes and proposing alternatives.

21.	TRANSPARENT CORPORATE GOVERNANCE POLICY

I.	THE BOARD OF DIRECTORS

The By-laws of BBVA Francés prescribe that the Bank shall be managed by a Board of Directors made up by a minimum number of three and a maximum number of nine directors, as established by the Ordinary General Shareholders’ Meeting when appropriate. Directors shall serve on the Board for three-year terms and they may be re-elected (the “Board of Directors”). The Bank’s Shareholders’ Meeting may designate alternate directors in an equal or lower number. The Board of Directors must meet at least once a month.

The proposed board membership shall be subject to a previous evaluation by the Nominations and Remunerations Committee.

The table below indicates the names of the members of our Board of Directors, their present position in the company and their business background.

Name	Current Position	Background and Work Experience

Jorge Carlos Bledel	Chairman

Business experience: Regular Director of Rombo Compañía Financiera S.A, Director.; Director, Credilogros Compañía Financiera S.A.; Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, BBVA Francés; Wholesale Banking Director, BBVA Francés, Retail Banking Director, BBVA Francés¸ Retail Banking Director, BBVA Francés; Alternate Director, Central Puerto S.A.; Regular Director, Sociedad Argentina de Energía S.A.; Alternate Director, HidroNeuquén S.A.; Regular Director, RPM Gas S.A. and Alternate Director, RPU Agropecuaria S.A., Alternate Director, Gasinvest S.A.; Regular Director, RPE Distribucion S.A.; Vice-president, PB Distribucion S.A.

Jorge Carlos Bledel is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

José Manuel Tamayo Pérez	Vice Chairman 1°

Business experience: Retail Banking Director, BBVA Francés; Marketing Director for Spain and Portugal, BBVA.

José Manuel Tamayo Pérez meets the independence criteria to be considered as an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Marcelo Gustavo Canestri	Vice Chairman 2°

Business experience: Vice-president of Psa Finance Argentina Cia. Financiera S.A.; Vice-president at the Board of Directors of Fundación Banco Francés; Regular Director of Rombo Compañía Financiera S.A.; Corporate Assistant Manager, BBVA Francés; Wholesale Banking Assistant Manager, BBVA Francés; Asset Management Director, BBVA Francés and Financial Director, BBVA Francés.

Marcelo Gustavo Canestri is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Mario Luis Vicens	Regular Director

Business experience: Executive Chairman, Asociación de Bancos de la Argentina ABA; Regular Director, Seguros de Depósitos S.A. SEDESA; Regular Director, Federación Latinoamericana de Bancos Felaban; Regular Director, Banco Sudameris S.A.; Regular Director, Banco Central de la República Argentina; Planning Assistant Manager and Deputy General Manager, Banco de Crédito Argentino S.A.; Chief Economist – Head of Department, Banco Central de la República Argentina.

Mario Vicens is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Oscar Miguel Castro	Regular Director

Business experience: Executive member of the Committee of Financial Services, Pistrelli Díaz y Asoc. for twenty years. Partner in charge of the Financial Services Division in Argentina and Latin America, and member of the Financial Services Executive Committee at worldwide. Independent director of Zurich Argentina Compañía de Seguros and Zurich Compañía de Reaseguros.

Oscar Miguel Castro is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Luis Bernardo Juango Fitero	Regular Director

Business experience: President, BBVA S.A. Colombia; Regional Director, BBVA.

Luis Bernardo Juango Fitero is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

On January 11, 2016 and effective as from such date, BBVA Francés’ Board of Directors accepted the resignation of Mr. Martín Zarich as Alternate Director.

Also on January 11, 2016, Mr. Martín Zarich took over as BBVA Francés’ General Manager, following the Argentine Central Bank’s authorization to such end granted through Resolution No. 9 dated January 7, 2016.

II.	SENIOR MANAGEMENT

Senior Management is made up by the General Manager and by those executive officers who have decision-making powers and who report directly to the General Manager.

The officers in Senior Management positions must have the skills and experience required by the financial industry to run the business with which they are entrusted and to oversee as appropriate the personnel in the various areas.

III.	MANAGEMENT COMMITTEE - MEMBERSHIP

The main members of Senior Management make up the Management Committee. The Committee is chaired by the Executive Director or General Manager.

Prospective Management Committee members shall first be evaluated by the Nominations and Remunerations Committee for subsequent consideration by the Board.

Powers

The Management Committee shall have the following powers, and, when appropriate, it shall be required to submit matters to consideration by the Board for final decision.

●	Implement the strategies and policies approved by the Board.
●	Evaluate and propose business and investment strategies and general risk policies.
●	Develop the processes necessary to identify, assess, monitor and mitigate the risks to which the Bank is exposed to.
●	Implement appropriate internal control systems and monitor their effectiveness, periodically reporting to the Board on the attainment of objectives.
●	Establish business synergies with the remaining Group companies.
●	Analyze and propose the year’s comprehensive budget, monitor evolution and determine any corrective actions as called for by internal and market variables.
●	Propose the delegation of powers to the Bank’s officers. Supervise the managers in the various areas to make sure that they comply with the policies and procedures set forth by the Board.
●	Evaluate and propose Bank-wide policies, strategies and guidelines and then oversee and follow up on model implementation.

The following table identifies the members of the Management Committee and provides certain details about their business experience. The highest-ranking officers are designated for unlimited periods.

Name	Current Position	Background and Work Experience

Martín Ezequiel Zarich	General Manager

Alternate Director of BBVA Francés; Regular Director, BBVA Consolidar Seguros S.A.; Regular Director of BBVA Francés Valores S.A., Member of the Board of Directors of Fundación Banco Francés, Innovation and Development Director, BBVA Francés; Director of Mergers, BBVA Francés; Planning Director, BBVA Francés; Financial Director, BBVA Francés; Retail Banking Director, BBVA Francés; Director, Credilogros; Director, BBVA Francés Uruguay.; Deputy Managing Director, Commercial Development, BBVA Group; Deputy Managing Director, Business Development, BBVA Group; Economist, Banco de Crédito Argentino; Management and Budget Control Manager, Banco de Crédito Argentino; Planning Director, Management Control and Economics, Banco de Crédito Argentino.

Ignacio Sanz y Arcelus	Director, Finance and Planning.

Finance Area – Technology and Operations, BBVA; Director of the Department of Assets and Liabilities Management for Latin America, BBVA; Director of the Investment Banking Comptroller’s Office (Treasury, Capital Markets, Intermediation, Corporate, Structured Financing), BBVA; Corporate Director, BBVA; Director of the Treasury, Capital Markets and International Network area, BEX Argentaria BBVA; Director of the Market Risk Audit Unit, BEX Argentaria BBVA; Director of Central Services Audit, BEX; Director of Planning, Intervention and Control, SERFINBEX; Director, BEX Argentaria BBVA; Team Leader at Arthur Andersen Auditores S.A.

Name	Current Position	Background and Work Experience

Jorge Alberto Bledel	Director, Digital Banking & Transformation

Innovation and Business Model Manager, BBVA., Manager of Investment Products, Insurance and Capital Services, BBVA Francés; Head Portfolio Manager, BBVA Francés, Portfolio Manager, BBVA Francés; Wholesale Banking Analyst and Personal Banking Officer, BBVA Francés.

Gustavo Osvaldo Fernandez	Director, Human Resources and Services

Director of Technology and Operations, BBVA; Coordinator, Systems & Organizations, Banca Nazionale del Lavoro; Systems Coordinator, Banco Galicia; System Organization and Development Manager, Banco de Crédito Argentino; Design and Development Manager, BBVA Francés; Media Director, BBVA Francés; Director of Design and Development for the Americas, BBVA; Business Partner for the Americas, BBVA.

Carlos Elizalde	Director, Corporate & Investment Banking

Regional Director for Global Transaction Banking LATAM, BBVA; General Manager, AL-Rajhi Bank; Free-lance Consultant in Riyadh / Buenos Aires; General Director, Citigroup Miami; Regional Chief for Latin America, Citigroup Miami; Head of Regional Sales, Citigroup Buenos Aires

Jorge Delfín Luna	Director, Commercial

Regional Manager, Citibank Branch; Regional Manager of Local Branches, Banco de Crédito Argentino; General Manager, Easy-Bank (BBVA Francés); General Manager and Vicepresident, BBVA Banco Uruguay; Companies Banking Manager, BBVA Francés.

Gustavo Siciliano	Media Director

Director of Design and Development – Technology and Operations, BBVA; Information Technology Manager - Media, BBVA; Media Director, BBVA Uruguay; Media Planning and Information Security Manager, BBVA Francés; Media Information Security Manager, Banco de Crédito Argentino.

Gerardo Fiandrino	Director, Risks

Retail Banking Director for South America, BBVA; Director of Wholesale Banking for South America, BBVA; Retail Risk Manager, BBVA Francés, Wholesale and Enterprise Risk Manager, BBVA Francés, Admission and Follow-up Manager, BBVA Francés, Monitoring and Operation Risk Manager, BBVA Francés, Director of Rombo Compañía Financiera S.A., Director of PSA Finance Argentina Compañía Financiera S.A., Portfolio Monitoring Manager, Banco de Crédito Argentino. Investment Banking Senior Officer.

Gustavo Alonso	Director, Business Development

Retail Product Manager, BBVA Francés; Manager of Payment Services and Retail, BBVA Francés; Manager of Strategic Alliances and Products, BBVA Francés; Marketing Manager, BBVA Francés; Commercial Banking Advisor Manager, BBVA Francés; Area Manager, BBVA Francés; Branch Manager at Pilar, San Nicolás and Rosario, BBVA Francés.

*On January 11, 2016,

(*) Martín Zarich took over as BBVA Francés’ General Manager, following the Argentine Central Bank’s authorization to such end granted through Resolution No. 9 dated January 7, 2016. Ricardo Moreno was the incumbent General Manager until such date.

IV.      BBVA FRANCES’s OWNERSHIP STRUCTURE

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2015, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2015
Beneficial Owner	Number of Shares	Percentage of Shares Outstandings
Banco Bilbao Vizcaya Argentaria	244,870,968	45.61
BBV America SL(1)	160,060,144	29.81
The Bank of New York Mellon (2)	54,979,152	10.24
ANSES (Federal Social Security Administration)	42,439,494	7.90

(1)    BBV América S.L. is under the control of BBVA. It has an effective 29.81% ownership interest in the capital stock of BBVA Francés.

(2)    As holder agent of ADSs.

V.	ORGANIZATIONAL STRUCTURE

VI.	COMITTEES OF THE BOARD OF DIRECTORS

A) AUDIT COMMITTEE – LAW 26,831 (C.N.V./S.E.C.)

The Audit Committee ( CNV / SEC ) BBVA Banco Frances is a collegiate body which is composed mostly of independent directors according to the criteria established in the regulations of the CNV , with a mandate to assist the Board in evaluating the role and independence of the external auditor and the exercise of the function of internal control of the Bank. The Audit Committee has internal rules and regulations in place that govern its purpose, organization and functions and that were approved at the General Ordinary and Special Shareholder’s meeting held on April 22, 2004. The Audit Committee also has a Recording Secretary who also serves as Board of Director’s Secretary.

The Audit Committee is comprised by three (3) regular members of the Board of Directors to be appointed by the board by a simple majority of votes. The Board may also appoint an Alternate Member.

The directors comprising the Audit Committee shall have knowledge on business, financial or accounting issues.

Upon the resignation, removal, death or incapacity of any member of the Audit Committee, the designated Alternate Member shall replace the outgoing regular member until the following Annual Ordinary Shareholder’s Meeting. The alternate member shall also have knowledge on business, financial or accounting issues and its incorporation shall not affect the majority of independent members that shall comprise the Audit Committee. The Audit Committee also meets the specifications of the Sarbanes Oxley Act.

Its main functions are:

●	Giving opinion on the Board of Director’s proposal for the designation of the external auditors to be retained by the company and watching for their independence status and transparency;

●

Overseeing the operation of the internal control system and the accounting and administration system, including the reliability of the latter, as well as all financial reporting and information on other significant events to be filed with the CNV and the self-regulated entities, in compliance with the applicable disclosure requirements;

●	Overseeing the application of disclosure policies on the company’s risk management;

●	Providing the market with complete information on operations that entail a conflict of interest with members of the corporate bodies or controlling shareholders;

●	Giving opinion on the fairness of the compensation and stock option plans for the company’s directors and managers proposed by the Board of Directors;

●

Giving opinion on the company’s compliance with legal requirements and on the fairness of the terms and condition of stock or convertible security issues, upon a capital increase excluding or restricting preemptive rights;

●	Verifying compliance with the applicable code of conduct;

●	Rendering an informed opinion on transactions with related parties, where the applicable standards so require;

●	Preparing an action plan on an annual basis for the fiscal year to be reported to the Board of Directors and supervisory committee.

B)	NOMINATIONS AND REMUNERATIONS COMMITTEE

BBVA Francés’ Nominations and Remunerations Committee is a non-executive body whose purpose consists in assisting the Board on matters concerning the Bank’s remuneration and benefit policies. Furthermore, the Nominations and Remunerations Committee is the body entrusted with the establishment of the standards and procedures governing the recruitment and training of Board members, Executive and other officers, and top-ranked personnel.

Structure:

BBVA Francés’ Nominations and Remunerations Committee shall be formed by three Executive Directors any largely independent, to be designated by the Board in the same manner as the President and such individuals with executive duties as determined by the Board of Directors. The Committee shall be presided over by an Independent Director.

Each member of the Appointment and Compensation Committee shall prove sufficient knowledge on and experience in HR, compensation policies and labor risk management.

Functions:

The Appointment and Compensation Committee shall perform the following functions:

●	Developing recruitment criteria for the members of the Board of Directors and senior management;

●	Identifying potential candidates to fill posts at the Board of Directors to be proposed at the General Shareholder’s meeting;

●	Ensuring the Training and Development of the members of the Board of Directors and senior management and other executives;

●	Establishing policies and criteria to review the performance of the main executive and the key executives;

●	Annually informing the Board of Directors of the assessment guidelines that were followed to determine the compensation level of directors, senior positions and first-line managers;

●

Ensuring that the entity has an employee incentive program in place that takes into consideration the risks undertaken by employees on behalf of the entity (both future and already assumed risks) and that adjusts incentives based on all risks;

●	Ensuring a clear link between the performance of key staff and their fixed or variable compensation, taking into account the risks undertaken and how they are managed;

●	Overseeing that the variable portion of senior management’s compensation is tied to the medium and/or long-term performance of their members;

●	Administering the stock option plans;

●

Reviewing the competitive position of the Bank’s compensation and benefit policies and practices and approving the respective changes. To such end, these policies shall embrace the company’s goals, culture and activities and shall be mainly intended to reduce incentives to undertake excessive risks in the face of the structure of the employee’s incentive system;

●	Defining and communicating key staff retention, promotion, dismissal and suspension policies;

●	Presenting to the Board of Directors the guidelines followed to determine the retirement plans for the Bank’s directors and first-line managers;

●	Regularly reporting to the Board of Directors on any action untaken and the issues discussed in the meetings;

●	Suggesting which members of the Board of Directors should comprise the several Board’ committees, based on their respective background;

●	Ensuring that the resumes of the Board of Directors’ and senior management’s members are available at the Issuer’s web site (stating Directors’ term in office);

●	Assessing the convenience of the members of the Board of Directors and/or statutory auditors performing functions at several Issuers;

●	Annually preparing, reviewing and assessing the Committee’s rules and regulations and proposing changes for the Board’s approval;

●	Ensuring that the HR policy does not embrace any form of discrimination;

●

Ensuring that a member of the Committee is present at the General Shareholder’s meeting at which the Board’s compensation will be approved in order to explain the Bank’s policy in connection with the Board of Directors’ and senior management’s compensation.

Organization and Operation Rules:

The Appointment and Compensation Committee shall meet as frequently as deemed necessary to perform its functions and, at least, twice per year. Meetings shall be indistinctly convened by the President or other member.

The Committee may convene individuals within the Bank that perform tasks related to the Committee’s functions, and may seek such external advice, through the Board of Directors, as deemed necessary to form an opinion on the matters within its competence.

The President of the Committee shall be available at the Shareholder’s meeting approving the Board of Directors’ compensation to explain the Bank’s policies.

C)	INTERNAL AUDIT COMMITTEE (B.C.R.A.)

According to the Argentine Central Bank’s regulations, the Internal Audit Committee de BBVA Banco Francés. is composed of the officials determined the board must integrate at least the same, have two members and at least one member must be an independent director. The operation of this committee shall be governed by the rules of the B.C.R.A. and by internal regulations..

The Board must use the conclusions of the internal audit timely and efficaciously and foster the internal auditor’s independence vis-à-vis the areas and processes controlled by said audit.

D)	COMMITTEE FOR THE PREVENTION OF ASSET LAUNDERING AND TERRORISM FINANCING

This Committee is made up by : (i) BBVA Francés’s Regular Director in his capacity as Regulatory Compliance Officer; (ii) Highest-ranking officer in the field of Regulatory Compliance; (iii) one Regular Director and (iv) the Officer responsible for the Prevention of Money Laundering and Terrorism Financing.

 Specifically, this Committee shall be in charge of:

●	Establishing guidelines and continuously reviewing the degree of progress with each action.
●	Filing reports with the competent authorities concerning the so-called “unusual or suspicious” transactions, or, either, deciding to disregard them when appropriate.
●	Evaluating the potential risk of asset laundering in the new products and/or services.

●	Reaching an agreement on actions for the analysis of suspicious transactions;

●	Raising awareness in their areas about the importance of preventing asset laundering and terrorism financing.

●	Identifying any relevant situation that may occur in this regard in their respective areas;

●	Undertaking the necessary commitments within its area to put in place prevention procedures, on a coordinated basis with the Anti-Money Laundering Head.

E)	INFORMATIC TECHNOLOGY COMMITTEE

This Committee is made up by a member of the Board, the Director Systems and Operations, the Technology and Operation Manager, the Systems Manager and the Informational Assets Administration, Security and Safety Manager.

Specifically, this Committee shall be in charge of:

●	To oversee the proper operation of the IT environment and to contribute to an improvement in its efficiency.

●	To approve the Information Technology and Systems Plan and to assess it from time to time to review degree of completion.

●

Reviewing the reports issued by the auditors in connection with the Information Technology and Systems environment and watching for the execution of corrective actions to address or minimize the identified weaknesses, taking into account their associated risks;

●	Approving physical or logic security policies and/or plans to mitigate the risk associated to the Entity’s systems;

●

Maintaining timely communications with the officers of the Systems External Audit Division of the Office of the Superintendent of Financial and Exchange Entities in connection with the issues identified during the audits conducted at the entities, and with the monitoring of the actions taken to find an IT solution to such issues;

●

The Committee shall be empowered to define new review functions or areas, as deemed necessary, in order for the Entity’s Information Systems to comply with overall objectives of Effectiveness, Efficiency, Confidentiality, Integrity, Availability, Reliability and Compliance.

F)	DISCLOSURE COMMITTEE

This Committee is comprised by an Independent Director, the Director of the Financial and Planning Area, the Risk Director, the Legal Services Director, the Manager of the Legal Services Institutional Area, the Audit Director, the Accounting and Intervention Manager, the Planning and Efficiency Manager and an Officer of Investor Relations and Analyst of Investor Relations.

The main functions of the Disclosure Committee are to:

●

Ensuring that the information relayed to the Bank’s shareholders, the markets where the Bank’s shares are listed and such markets’ regulatory authorities should be truthful and complete, reflect fairly the Bank’s financial condition and the results of operations and that it should be communicated with the formalities and within the terms mandated by applicable laws, the general principles governing market operation and good corporate governance, thus fostering the active involvement of all shareholders.

●

Ensuring that the Bank has and maintains procedures and controls concerning the preparation and content of the information disclosed in the financial statements, as well as of any accounting or financial information to be filed with the CNV and other regulators and agents of the stock exchanges where BBVA Banco Francés S.A.’s shares of stock are listed;

●	Ensuring that the Bank has and maintains procedures and controls concerning the preparation and content of the information included in the F20.

A quorum is constituted with the absolute majority of the Committee’s members and decisions are made by a majority of the present members. Such individuals having expertise on the issues to be discussed at the meetings may attend them as guests, and may sign the minutes; provided, however, that the presence of such individuals shall not be taken into account for the meeting quorum and required majorities.

G)	REGULATORY COMPLIANCE COMMITTEE

This Committee is made up by three Regular Directors, the Executive Director or General Manager, the Assistant Director of Regulatory Compliance, the Commercial Banking Director, the Finance and Planning Director and the Assistant Director of Legal services. The minutes and other housekeeping issues associated to this committee shall be the responsibility of the Institutional Area of Legal Services.

Its main functions are:

●	To oversee that applicable rules and regulations in matters associated to the conduct in the securities markets and the protection of personal data are complied with.
●

To oversee the scope of the Bank’s involvement in matters within the Committee’s purview, as well as the information requirements or the involvement requirements asserted by competent official organizations.

●

To make sure that the Bank’s internal Code of Conduct and the Code of Conduct for Interaction with Securities Markets applicable to the Bank’s personnel satisfy the regulatory compliance requirements and are adequate to the institution.

●

To authorize exemptions from compliance with the specific mandates of the Code of Conduct. Any such exemption shall be exceptional and warranted and it shall not pose risks to BBVA Francés and other group companies in Argentina.

●

To promote the adoption of measures that are necessary to settle matters that are ethically questionable of which any of the Committee’s members may become aware, as a consequence of performing the functions within their respective areas or as a consequence of having received the notices referred to in paragraph 6.28. of the Code of Conduct.

●

With respect to those circumstances that may entail significant risks to Grupo BBVA in Argentina, the Committee must immediately notify the relevant Board of Directors of their emergence in order to make sure that the financial statements reflect whatever should be relevant.

●	To settle issues in which the interests of the Bank may be in conflict with the interests of the Bank’s clients.

The Committee shall hold monthly meetings and shall be presided over by the President, who shall be elected among Regular Directors at the Committee’s first meeting. The Committee shall also have a Secretary in charge of establishing the agenda items, and preparing the minutes for each issue discussed, along with the decisions made in each case. In the absence of the President, meetings shall be presided over by the Executive Director or General Manager.

The quorum is constituted with the absolute majority of the Committee’s members and decisions are made by a majority of the present members.

VII.	OTHER COMMITTEES

a)	Risk Committees

1)	Risk Management Committee

This committee is the Entity’s uttermost risk management collegiate body. It is comprised by the General Manager, Risk Director, Validation and Internal Control Deputy Manager, Retail Risk Manager, Enterprise and Wholesale Risk Manager (as regular members); the Financial Risk Manager and the Recovery Manager (as optional attendants or to deal with specific matters); and the Head of the Technical and Reporting Secretariat, Head of the Area of the issue under discussion and Speaker (specific attendants).

The Committee’s main functions are the following:

●	Approving all such Clients’ or Business Groups’ operations and Financial Programs;

●	Approving individual and corporate clients’ refinance transactions, cancellations and charge-offs, as per the effective Delegation Rule;

●	Approving the operations of Non-Delegated Risks (risks related to media, public importance, political parties, trade unions or companies related to the Bank or its officers);

●

Define and approve the strategies, manuals, policies, practices and procedures required for identifying, evaluating, measuring and managing the risks that the Bank faces (credit risk, market risk, structural risk, liquidity risk, operational risk, etc.).

●	Approve credit policies, rating tools and new pre-approved campaigns or massive campaigns.

●	Approving portfolio selling processes and portfolio performance and the realization of assets taken as credit collateral;

●

Convening the Crisis Committee, if deemed necessary or at the request of the Wholesale or Retail Monitoring Committee, and approving the actions defined by said Committee to mitigate the risk alerts previously discussed with the respective Monitoring Committees; and

●	Such other issues not be dealt with by this Committee are expressly delegated to the Technical Committee of Local Operations.

The Committee shall be presided over by the President (General Manager) and shall have a Secretary (Head of the Technical and Reporting Secretariat) who, among other things, shall establish the agenda items and prepare the minutes for each issue discussed, along with the decisions made in each case. The Committee shall meet twice per week. If an urgent meeting is warranted, such meeting shall be convened on an extraordinary basis.

2)	Technical Committee of Local Operations

This Committee is comprised by the Risk Director, Validation and Internal Control Deputy Manager, Retail Risk Manager, Enterprise and Wholesale Risk Manager (as regular members); the Financial Risk Manager and the Recovery Manager (as optional attendants or to deal with specific matters); and the Head of the Technical and Reporting Secretariat, Head of the Area of the issue under discussion and Speaker (specific attendants).

This Committee reviews operations for up to US$ 40,000,000 and its main functions are the following:

●	Approving all such Clients’ or Business Groups’ operations and Financial Programs;

●

Approving extensions, short-term renewals and changes to short-term operations and Financial Programs and changes to Clients’ or Business Groups’ operations and Financial Programs in excess of the Wholesale Credit Risk Committee’s delegated authority;

●	Approving individual and corporate clients’ refinance transactions, cancellations and charge-offs;

●	Approving renewals and extensions of pre-approved or mass campaigns.

The Committee’s meetings shall be presided over by the President (Risk Director), with the attendance of a Secretary (Head of the Technical and Reporting Secretariat) who, among other things, shall establish the agenda items and prepare the minutes.

Decisions shall be made unanimously or by absolute majority with the President’s favorable vote.

The quorum is constituted with the presence of at least two regular members (including the attendants called for to deal with specific matters) and two specific attendants.

The Committee shall meet on a weekly basis.

b)	Corporate Assurance Committee

This Committee is comprised by the Executive Director as President, members of the Management Committee as Regular Members, and the Committee´s Secretariat in charge of the Audit Director.

Its main functions are the following:

●	Communicating and watching over the effective operation of the control model, as well as the required culture of transparency and self-criticism;

●	Setting priorities as to the control weaknesses identified by the specialized areas and by the Internal Auditors and as to the suitability, relevance and timing of the proposed corrective measures;

●	Ensuring that specialists fulfill their responsibilities with transparency and self-criticism;

●	Being familiar with, assessing and assigning responsibilities for managing the risks submitted to its consideration;

●	Timely following up on the agreed-up risk mitigation action plans;

●	Communicating the actions taken to the specialists and Business Units;

●	Fostering the knowledge on the Operational Risk Model, as well as the dissemination of the corporate policies in that regard;

●	Addressing and making decisions regarding Operational Risk as required due to the materiality or importance of the issues involved;

●	Ensuring the application of the Operational Risk Model and facilitating the adequate management of the operational risks associated to BBVA Francés’ activities;

●	Overseeing the adequate deployment of the model tools and methodology; and

●	The Committee may take care of all such issues that enhance the quality and reliability of BBVA Francés’ and its affiliates’ internal controls.

Committee shall hold ordinary and special meetings. Ordinary meetings shall be held every four months, following the required call by the Secretary. Special meetings shall be held when convened by the Secretary or at the request of one or more members of the Committee, when special circumstances so warrant.

VIII.	BBVA FRANCÉS´ SUBSIDIARIES

a)	BBVA Francés Valores S.A. . provides security trading services and other authorized operations to clients, either directly or through BBVA Banco Francés S.A.

b)

BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: the corporate purpose of this mutual fund manager is to run and manage Mutual Funds in accordance with Section 3 of Law Nr. 24,083 as subsequently amended by Law Nr. 26,831.

c)

PSA Finance Argentina Compañía Financiera S.A. whose corporate purpose consists in financing the acquisition of new and second-hand Peugeot and Citroën vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

d)	Consolidar AFJP S.A. (undergoing liquidation proceedings), see note 3 to the Consolidated Financial Statements of BBVA Francés as of December 31, 2015.

e)

Rombo Compañía Financiera S.A. whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

f)

BBVA Consolidar Seguros S.A.. This insurance carrier operates in the following lines of business: fire, comprehensive household insurance, civil liability, theft, personal accidents, group life insurance and other coverage.

IX.	NETWORK OF BRANCHES AND RETAIL OFFICES

BBVA Francés operates a network of 251 branches distributed as follows: Autonomous City of Buenos Aires, 82 branches; Greater Buenos Aires, 53 branches, with the remaining 116 branches being situated in the Argentine provinces.

X.	INFORMATION ON BUSINESS LINES

The most relevant business lines are: Retail Banking, whose strategy relies on building a comprehensive relationship with customers and strengthening the credit card segment; Enterprise Banking, which aims at aiding companies through both short- and long-term financing and Corporate & Investment Banking, an area concerned with Foreign Trade transactions as much as with advice in mergers and acquisitions and in capital market transactions.

XI.	FINANCIAL INCENTIVES FOR PERSONNEL

BBVA Francés has a policy in place, namely, the application of a compensation system capable of attracting and retaining the persons most adequate to each position, according to the following principles:

-

Recognize and reward, based on individual performance, the accomplishment of objectives, of team-work and the quality of the results attained, as well as the skills and competencies that each person devotes to his/her work.

-	Ensure internal fairness through an analysis of the structure, the descriptions of the positions and the remunerations.

-	Ensure external competitiveness by updating information in line with the reference market.

-	Reward the contribution of tangible results.

The remuneration system includes all other payments collected by employees as consideration for their contributions to the organization in terms of time, position and results and it is made up by the fixed remuneration system and the variable remuneration system.

For the observance of these principles, the Bank has instruments embedded in the remuneration processes that are detailed below:

-

Salary surveys into the benchmark market: the position adopted within the survey is defined in accordance with the Bank’s needs and strategy for each period. This benchmark market is made up by a number of companies that have similar organizational structures and business sizes.

-

Salary categories/brackets: these are designed on the basis of the internal structure of the positions and the information derived from market salary surveys. These brackets represent salary ranges that group positions that rank similarly in terms of responsibility, experience, knowledge, etc.

Besides, BBVA Francés uses performance assessments as a key tool to remunerate the effort and the results of each employee. At the end of each fiscal year, each head of area evaluates the objectives of their employees in order to obtain the individual performance assessment of performance for the year. Within it, we can distinguish four types of objectives: Quantitative, Customer-related, Tactical and Other.

The outcome of the assessments reflects the levels contributed by each team member and it is on this basis that the right to collect the pre-defined incentives is defined.

“Cataloguing” is the name ascribed in the Bank to the process whereby the employee in charge makes a global assessment of each one of his/her reportees in the performance of their current functions and whose results are used for the enforcement of certain Human Resources policies.

“Projection”, in turn, is the process whereby the employee in charge makes a global assessment of each one of his/her reportees about their capabilities to discharge higher ranking functions inside the Bank. This valuation must be based on the experience, knowledge, skills and commitment of the employees.

Each employee has access to variable remuneration associated to his/her position and to the results obtained in the performance assessment. The aim is to incentivize and reward the attainment of results. The models currently in force are:

-

Model of incentives to the Branch Network: these are four quarterly payments and a further payment of annual indicators. Payment is subject to the attainment of the targets fixed for each person for each period. Each position has been assigned a grid of objectives and each one of these objectives are assigned a value.

-

Model of incentives to the Central Areas, the Channels, and Support to the Branch Network: variable remuneration is assigned annually to each employee by the supervisor based on the assessment of performance-evaluation of preformance and the position’s reference bonus. In addition, variables associated to the attainment of the Bank’s objectives in accordance with the criteria adopted by Grupo BBVA and the degree of budget compliance are assessed. These factors may have a positive or negative impact on the defined variable compensation.

-

Result-Oriented Management model of incentives: at the end of each fiscal year, each employee in this group is subject to an assessment whose score relates to the degree of objective attainment. These are renewed every year in line with the Bank’s strategy. The payment is determined on the basis of a benchmark bonus weighed by the individual score and adjusted on the basis of the Bank’s objective attainment and the degree of budget compliance.

-

Commission-based incentive model: the value of commissions depends on the unit assessment of each product based on the product’s contribution to the Bank’s results. The criteria to be applied in commission-based compensation are reviewed every year and they are paid every month in arrears.

-

Share-based payment incentive model: this is a program of incentives to directors based on the delivery of BBVA shares. The quantity of shares to be assigned is determined based on the level of responsibility of each beneficiary within the Bank. The quantity of shares finally delivered depends on the attainment of indicators and of their relevant weights.

Besides, starting in 2012, the Bank has incorporated a new system to calculate and pay the annual variable bonus for a given group of executives whose professional activities have a material impact on the Bank’s risk profile.

This group’s executives receive, at least, 50% of the annual variable bonus for each fiscal year in shares. The payment, both in cash and in shares is distributed as follows: 60% of the bonus is paid during the first quarter of the year and the remaining 40% is distributed in deferred thirds for up to 3 years as from the first date of payment of the variable bonus.

The shares delivered to this group of employees that are part of their annual variable bonus for the year are of restricted availability during the 6 months immediately following. The restricted availability regime applies to the net amount of the shares, that is, discounting the part necessary for the employee to pay the taxes levied on the shares received. Such restricted availability regime applicable to shares applies equally in the events of termination of the labor relationship between the employee or executive with BBVA Francés for any reason other than death and certified total labor disability in all degrees. At the expiration of the period of restricted availability, this group of BBVA Francés employees are free to transfer their shares as they see fit.

Besides attaining the objectives laid down for such incentive, beneficiaries must remain active in the Bank as of the date of calculation and settlement, must have generated the right to collect their ordinary variable bonus for that year and they must be free from penalties for serious breaches of the Code of Conduct and other internal regulations.

XII.	CODE OF CONDUCT

The Bank has a Code of Conduct that binds all of BBVA Francés’ employees and officers.

The Code of Conduct defines the ethical behavior that the Board of BBVA Francés considers applicable to the businesses and activities conducted by BBVA Francés and the Group companies in Argentina, builds on their foundations and lays down the guidelines required for corporate integrity to be outwardly expressed in (i) relationships with clients, employees and officers, suppliers and third parties; (ii) acting in the various markets as issuers or operators; (iii) individual actions by employees and officers; and (iv) establishing specific bodies and functions endowed with the responsibility for enforcing the Code and fostering the actions necessary to effectively safeguard corporate integrity as a whole.

XIII.	CONFLICTS OF INTEREST

On December 16, 2014, the Board of Directors approved the most recent version of the Rules for Preventing and Handling Conflicts of Interest at BBVA Francés and other affiliates in Argentina.

The Rule contains the following principal guidelines: (i) it determines the scope of application; (ii) it identifies conflicts of interest; (iii) it establishes the measures for preventing and handling conflicts of interest; and (iv) it provides a procedure for conflict resolution.

In addition, Section 12 “Standards for discharging directorship duties” of the Code of Corporate Governance regulates, among other matters, transactions between Directors and the Bank or other group companies.

Basically, it mandates that any director involved shall not be in attendance when the relevant corporate bodies in which he is a member are in session to discuss the matters in which he or she might have a direct or indirect interest or which might affect persons related to him or her in the terms defined by the laws.

It also prescribes that the director involved shall be enjoined from entering, either directly or indirectly, into personal, professional or commercial transactions with the Bank or companies in its group, unless these transactions are subject to a procurement process that ensures transparency, with competing bids and in arm’s length conditions.

22.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

23.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with the Argentine professional accounting standards. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with the Argentine professional accounting standards may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between Argentine professional accounting standards and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 23)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 12-31-2015	Book balance as of 12-31-2014	Position without options	Final position

GOVERNMENT SECURITIES

Government securities at fair value

Local
In pesos
Secured Bonds maturing in 2020	2423		1,540,136		1,540,136	1,540,136
Federal Government Bonds in Pesos Badlar + 300 bp maturing in 2017	5467		519,214		519,214	519,214
Peso-denominated Discount governed by Argentine Law maturing in 2033	45696		432,131		432,131	432,131
Federal Government Bonds in Pesos Badlar + 200 bp maturing in 2017	5459		232,675		232,675	232,675
Federal Government Bonds in Pesos Badlar + 200 bp maturing in 2016	5460		117,593		117,593	117,593
Argentine Treasury Bonds 18 months maturing 09-30-16	5313		31,725		31,725	31,725
Consolidation Bonds sixth serie	2420		21,120		21,120	21,120

Subtotal in pesos			2,894,594	2,526,105	2,894,594	2,894,594

In foreign currency
Argentine Bond of Saving towards economic development	5456		201,993		201,993	201,993
Federal Government Bonds in US Dollars 0.75% maturing in 2017	5465		70,053		--,--	--,--
Federal Government Bonds in US Dollars 1.75% maturing in 2016	5461		38,550		--,--	--,--
Other			14,903		4,310	4,310

Subtotal in foreign currency			325,499	415,760	206,303	206,303

Subtotal Government securities at fair value			3,220,093	2,941,865	3,100,897	3,100,897

Government securities at amortized cost

Local
In pesos
Other			164		164	164

Subtotal in pesos			164	164	164	164

Subtotal Government securities at amortized cost			164	164	164	164

EXHIBIT A (Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 23)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 12-31-2015	Book balance as of 12-31-2014	Position without options	Final position

Instruments issued by the BCRA

BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 01-20-16	46638		1,574,430		1,574,430	1,574,430
Argentine Central Bank Internal Bills due 01-13-16	46637		1,095,750		1,095,750	1,095,750
Argentine Central Bank Internal Bills due 03-02-16	46645		854,553		854,553	854,553
Argentine Central Bank Internal Bills due 02-24-16	46644		767,415		767,415	767,415
Argentine Central Bank Internal Bills due 02-17-16	46643		653,025		653,025	653,025
Argentine Central Bank Internal Bills due 03-16-16	46648		569,925		569,925	569,925
Argentine Central Bank Internal Bills due 02-03-16	46640		262,422		262,422	262,422
Other			198,041		198,041	198,041

Subtotal at fair value			5,975,561	1,415,875	5,975,561	5,975,561

Repurchase transactions

Subtotal repurchase transactions			--,--	676,994	--,--	--,--

At amortized cost
Argentine Central Bank Bills due 02-03-16	46680		1,505,132		1,505,132	1,505,132
Argentine Central Bank Bills due 02-24-16	46681		1,050,319		1,050,319	1,050,319
Argentine Central Bank Bills due 04-06-16	46682		832,203		832,203	832,203
Argentine Central Bank Internal Bills due 06-15-16	46661		410,835		410,835	410,835
Argentine Central Bank Internal Bills due 03-30-16	46650		396,854		396,854	396,854
Argentine Central Bank Internal Bills due 04-13-16	46652		325,496		325,496	325,496
Argentine Central Bank Internal Bills due 06-01-16	46659		300,862		300,862	300,862
Argentine Central Bank Internal Bills due 07-13-16	46665		129,055		129,055	129,055
Argentine Central Bank Internal Bills due 03-09-16	46646		100,216		100,216	100,216
Other			60,047		60,047	60,047

Subtotal at amortized cost			5,111,019	6,537,187	5,111,019	5,111,019

Subtotal instruments issued by the BCRA			11,086,580	8,630,056	11,086,580	11,086,580

TOTAL GOVERNMENT SECURITIES			14,306,837	11,572,085	14,187,641	14,187,641

EXHIBIT A (Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 23)

- Stated in thousands of pesos -

		Holding

Description	ID Caja de Valores	Market value	Book balance as of 12-31-2015	Book balance as of 12-31-2014	Position without options	Final position

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other Equity instruments
Local
In pesos
Tenaris S.A.	40115		126		126	126

Subtotal in pesos			126	141	126	126

From abroad
In foreign currency

Other			48		48	48

Subtotal in foreign currency			48	37	48	48

Subtotal Equity instruments			174	178	174	174

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			174	178	174	174

TOTAL GOVERNMENT AND PRIVATE SECURITIES			14,307,011	11,572,263	14,187,815	14,187,815

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12-31-2015	12-31-2014

COMMERCIAL PORTFOLIO

Normal performance	28,048,594	22,084,118

Preferred collaterals and counter guaranties “A”	1,715,283	1,215,074
Preferred collaterals and counter guaranties “B”	1,259,431	770,416
Without senior security or counter guaranties	25,073,880	20,098,628

With special follow-up	15,957	7,022

Under observation	8,788	7,022

Preferred collaterals and counter guaranties “B”	5,419	540
Without senior security or counter guaranties	3,369	6,482

Negotiations for recovery or re-financing agreements underway	7,169	--,--

Preferred collaterals and counter guaranties “B”	859	--,--
Without senior security or counter guaranties	6,310	--,--

Non-performing	--,--	5,048

Without senior security or counter guaranties	--,--	5,048

With high risk of uncollectibility	13,134	--,--
Preferred collaterals and counter guaranties “B”	7,105	--,--
Without senior security or counter guaranties	6,029	--,--

Uncollectible	5,506	27,508

Preferred collaterals and counter guaranties “B”	--,--	3,750
Without senior security or counter guaranties	5,506	23,758

Total	28,083,191	22,123,696

EXHIBIT B (Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12-31-2015	12-31-2014

CONSUMER AND HOUSING PORTFOLIO

Normal performance	31,510,894	22,255,710

Preferred collaterals and counter guaranties “A”	18,075	41,185
Preferred collaterals and counter guaranties “B”	2,605,846	1,890,172
Without senior security or counter guaranties	28,886,973	20,324,353

Low risk	211,609	221,648

Preferred collaterals and counter guaranties “A”	--,--	68
Preferred collaterals and counter guaranties “B”	20,454	23,400
Without senior security or counter guaranties	191,155	198,180

Medium risk	179,566	196,426

Preferred collaterals and counter guaranties “B”	5,444	10,359
Without senior security or counter guaranties	174,122	186,067

High risk	117,743	129,534

Preferred collaterals and counter guaranties “B”	9,293	16,183
Without senior security or counter guaranties	108,450	113,351

Uncollectible	26,618	33,395

Preferred collaterals and counter guaranties “B”	9,479	9,674
Without senior security or counter guaranties	17,139	23,721

Uncollectible, classified as such under regulatory requirements	66	136

Without senior security or counter guaranties	66	136

Total	32,046,496	22,836,849

General Total (1)	60,129,687	44,960,545

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 23)

- Stated in thousands of pesos -

	12-31-2015		12-31-2014
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	6,522,757	10.85%	5,084,274	11.31%

50 next largest clients	7,079,649	11.77%	6,428,811	14.30%

100 following clients	4,428,163	7.36%	3,771,556	8.39%

Remaining clients	42,099,118	70.02%	29,675,904	66.00%

Total (1)	60,129,687	100.00%	44,960,545	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 23)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Government sector	--,--	110	10	--,--	--,--	66,679	--,--	66,799

Financial sector	--,--	517,086	362,916	304,709	655,911	456,934	--,--	2,297,556

Non financial private sector and residents abroad	146,213	29,687,741	5,083,347	4,799,834	3,951,676	6,032,590	8,063,931	57,765,332

TOTAL	146,213	30,204,937	5,446,273	5,104,543	4,607,587	6,556,203	8,063,931	60,129,687	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish – See note 23)

- Stated in thousands of pesos -

								Information about the issuer

Concept		Shares				Amount			Data from last published financial statements

Identification	Description	Class	Unit face value	Votes per share	Number	12-31-2015	12-31-2014	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Income/ (Loss) for the period / fiscal year

	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled
	Local										thousands of pesos

33642192049	BBVA Francés Valores S.A.	Common	500$	1	12,396	41,648	25,208	Stockbroker	12-31-2015	6,390	42,937	16,948
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	1$	1	35,425,947	10,484	4,591	Pensions fund manager	12-31-2015	65,739	19,454	10,511

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	26,089	327,554	271,156	Financial institution	12-31-2015	52,178	655,108	260,780

30548590163	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	1$	1	230,398	160,594	78,567	Investment Fund Manager	12-31-2015	243	213,092	84,169
33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	246,842	254,095	Financial Institution	12-31-2015	60,000	617,104	233,866

		Subtotal controlled				787,122	633,617

	Non controlled

	Local

30598910045	Prisma Medios de Pago S.A. (exVisa Argentina S.A.)	Common	1$	1	1,571,996	14,206	6,428	Services to companies	05-31-2015	15,000	432,442	371,110
30690783521	Interbanking S.A.	Common	1$	1	149,556	7,304	5,111	Services	12-31-2014	1,346	232,398	186,398
	Other					248	250

	Foreign

30710156561	Banco Lat. de Comercio Exterior S.A.	Common B	57$	1	20,221	3,273	2,152	Banking institution	12-31-2014	2,394,389	7,791,411	914,551

		Subtotal noncontrolled				25,031	13,941

		Total in financial institutions, supplementary and authorized				812,153	647,558

	IN OTHER COMPANIES

	Non controlled

	Local

30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	59,023	44,353	Insurance	12-31-2015	10,651	483,004	207,805

	Foreign

17BE1002	S.W.I.F.T. S.C.R.L.	Common	1,283$	1	4	163	107	Financial messenger services	12-31-2014	141,590	3,342,790	297,550

		Subtotal non controlled				59,186	44,460

		Total in other companies				59,186	44,460

		Total investments in other companies				871,339	692,018

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 23)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the fiscal year		Net book value at 12-31-2015	Net book value at 12-31-2014
					Years of useful life	Amount

PREMISES AND EQUIPMENT

Real Estate	389,249	337	86,762	--,--	50	36,776	439,572	389,249
Furniture and Facilities	349,477	134,012	7,826	--,--	10	54,738	436,577	349,477
Machinery and Equipment	180,517	126,295	21,427	30	3 & 5	106,213	221,996	180,517
Automobiles	4,994	182	--,--	457	5	1,414	3,305	4,994

Total	924,237	260,826	116,015	487		199,141	1,101,450	924,237

OTHER ASSETS

Construction in progress	139,639	79,813	(94,008)	59,827	--,--	--,--	65,617	139,639
Advances to suppliers of goods	940,218	576,235	--,--	106,762	--,--	--,--	1,409,691	940,218
Works of Art	992	--,--	--,--	--,--	--,--	--,--	992	992
Leased assets	2,247	--,--	--,--	--,--	50	48	2,199	2,247
Property taken as security for loans	2,424	683	--,--	1,186	50	133	1,788	2,424
Stationery and office supplies	24,165	28,451	--,--	25,222	--,--	--,--	27,394	24,165
Other	35,130	--,--	(22,007)	--,--	50	178	12,945	35,130

Total	1,144,815	685,182	(116,015)	192,997		359	1,520,626	1,144,815

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 23)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year		Amortization for the fiscal year
		Additions	Years of useful life	Amount	Net book value at 12-31-2015	Net book value at 12-31-2014

Organization and development expenses (1)	144,357	158,958	1 & 5	66,717	236,598	144,357

Organization and development non-deductible expenses	--,--	6,615	--,--	6,615	--,--	--,--

Total	144,357	165,573		73,332	236,598	144,357

(1) This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 23)

- Stated in thousands of pesos -

	12-31-2015		12-31-2014
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	8,232,045	10.72%	4,410,087	8.57%

50 next largest clients	6,314,531	8.22%	4,770,509	9.27%

100 following clients	3,484,729	4.54%	2,909,097	5.66%

Remaining clients	58,761,158	76.52%	39,345,958	76.50%

TOTAL	76,792,463	100.00%	51,435,651	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS AND

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 23)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Deposits	67,478,739	8,190,591	921,628	194,992	6,513	--,--	76,792,463

Other liabilities from financial transactions

Argentine Central Bank	4,686	4,355	6,647	12,214	19,860	1,280	49,042

Banks and International Institutions	463,038	612,580	257,395	65,179	--,--	--,--	1,398,192

Unsubordinated corporate bonds	265,958	33,013	130,286	394,875	975,113	--,--	1,799,245

Financing received from local financial institutions	43,139	--,--	--,--	--,--	--,--	--,--	43,139

Other	7,520,987	4,274	6,386	12,521	19,574	3,969	7,567,711

Total Other liabilities from financial transactions	8,297,808	654,222	400,714	484,789	1,014,547	5,249	10,857,329

TOTAL	75,776,547	8,844,813	1,322,342	679,781	1,021,060	5,249	87,649,792

EXHIBIT J

MOVEMENT OF ALLOWANCES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 23)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (6)		Reversals	Applications	12-31-2015	12-31-2014
DEDUCTED FROM ASSETS
Government securities
– For impairment value	201	11	(5)	--,--	--,--	212	201

Loans
– Allowance for doubtful loans	905,336	641,308	(1)	--,--	467,019	1,079,625	905,336

Other receivables from financial transactions
– Allowance for doubtful receivables and impairment	2,139	1,651	(1)	--,--	1	3,789	2,139

Receivables from financial leases
– Allowance for doubtful receivables and impairment	28,808	11,015	(1)	--,--	11,409	28,414	28,808

Investments in other companies
– For impairment value	--,--	5	(3)	--,--	--,--	5	--,--
Other receivables
– Allowance for doubtful receivable	291,237	36,557	(2)	79	3,994	323,721	291,237

Total	1,227,721	690,547		79	482,423	1,435,766	1,227,721

LIABILITIES-ALLOWANCES

– Contingents commitments	577	33	(1)	--,--	--,--	610	577

– Other contingencies	770,496	309,796	(4)	544	143,145	936,603	770,496

– For administrative, disciplinary and criminal penalties	--,--	48,817	(7)	--,--	--,--	48,817	--,--

Total	771,073	358,646		544	143,145	986,030	771,073

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)

Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1).

(3)	Recorded to cover the estimated impairrment in A.I.G. Latin American Fund´s equity.
(4)

Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits). (See note 2.3.p).

(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

– Government securities	11
– Loans	15,105
– Other receivables	10,563
(7)	See note 6.1.

EXHIBIT K

CAPITAL STRUCTURE AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 23)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
			Outstanding	In portfolio

Common	536,877,850	1	536,833	--,--	45	(1)	536,878	(2)

(1)    Shares issued and available to stockholders but not as yet withdrawn.

(2)    Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

Accounts	12-31-2015							12-31-2014

		Total of the fiscal year (per type of currency)
	Total of the fiscal year	Euro	US Dollars	Pounds Sterling	Swiss Franc	Yen	Other	Total of the fiscal year
ASSETS

Cash and due from banks	14,853,770	216,835	14,600,303	4,364	769	258	31,241	6,065,743
Government and private securities	346,382	--,--	346,334	--,--	--,--	--,--	48	415,797
Loans	3,927,962	--,--	3,927,962	--,--	--,--	--,--	--,--	2,070,525
Other receivables from financial transactions	1,229,168	35	1,229,133	--,--	--,--	--,--	--,--	324,144
Investments in other companies	3,436	163	3,273	--,--	--,--	--,--	--,--	2,259
Other receivables	348,760	184	348,576	--,--	--,--	--,--	--,--	154,616
Suspense items	1,579	1	1,578	--,--	--,--	--,--	--,--	378

TOTAL	20,711,057	217,218	20,457,159	4,364	769	258	31,289	9,033,462

LIABILITIES

Deposits	12,561,577	140,776	12,420,801	--,--	--,--	--,--	--,--	5,488,117
Other liabilities from financial transactions	5,833,207	49,388	5,779,352	216	135	28	4,088	1,725,670
Other liabilities	76,312	23,628	52,658	--,--	--,--	26	--,--	55,840
Suspense items	4,300	--,--	4,300	--,--	--,--	--,--	--,--	1,016

TOTAL	18,475,396	213,792	18,257,111	216	135	54	4,088	7,270,643

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	4,149,394	160,609	3,988,785	--,--	--,--	--,--	--,--	2,927,981
Control	17,527,735	375,605	17,150,269	--,--	850	327	684	39,540,975

TOTAL	21,677,129	536,214	21,139,054	--,--	850	327	684	42,468,956

Credit accounts (except contra credit accounts)

Contingent	749,846	83,924	662,037	3,885	--,--	--,--	--,--	603,372
Control	78,351	13,836	64,515	--,--	--,--	--,--	--,--	122,585

TOTAL	828,197	97,760	726,552	3,885	--,--	--,--	--,--	725,957

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 23)

- Stated in thousands of pesos -

	Status
Concept	Normal	With special follow-up / Low risk	With problems / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total (1)
			Not yet matured	Past-due	Not yet matured	Past-due			12-31-2015	12-31-2014

1. Loans	1,718,350	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,718,350	1,824,455

- Overdraft	2,171	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,171	572

Without senior security or counter guaranty	2,171	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,171	572

- Discounted Instruments	553	--,--	--,--	--,--	--,--	--,--	--,--	--,--	553	2,818

Without senior security or counter guaranty	553	--,--	--,--	--,--	--,--	--,--	--,--	--,--	553	2,818

- Real Estate Mortgage and Collateral Loans	3,519	--,--	--,--	--,--	--,--	--,--	--,--	--,--	3,519	3,777

Other collaterals and counter guaranty “B”	3,519	--,--	--,--	--,--	--,--	--,--	--,--	--,--	3,519	3,777

- Consumer	3,222	--,--	--,--	--,--	--,--	--,--	--,--	--,--	3,222	4,889

Without senior security or counter guaranty	3,222	--,--	--,--	--,--	--,--	--,--	--,--	--,--	3,222	4,889

- Credit Cards	7,251	--,--	--,--	--,--	--,--	--,--	--,--	--,--	7,251	5,137

Without senior security or counter guaranty	7,251	--,--	--,--	--,--	--,--	--,--	--,--	--,--	7,251	5,137

- Other	1,701,634	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,701,634	1,807,262

Without senior security or counter guaranty	1,701,634	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,701,634	1,807,262

2. Other receivables from financial transactions	45,560	--,--	--,--	--,--	--,--	--,--	--,--	--,--	45,560	43,699

3. Receivables from financial leases and other	509	--,--	--,--	--,--	--,--	--,--	--,--	--,--	509	402

4. Contingent commitments	81,246	--,--	--,--	--,--	--,--	--,--	--,--	--,--	81,246	57,932

5. Investments in other companies and private securities	825,972	--,--	--,--	--,--	--,--	--,--	--,--	--,--	825,972	665,247

Total	2,671,637	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,671,637	2,591,735

Total Allowances	17,644	--,--	--,--	--,--	--,--	--,--	--,--	--,--	17,644	18,686

(1) Maximum amount granted to related clients during December 2015 and 2014, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 23)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount

Swaps	Financial transactions – own account	-	Upon expiration of differences	Residents in Argentina – Financial sector	20	12	48	907,053

Swaps	Financial transactions – own account	-	Upon expiration of differences	Residents in Argentina – Non- financial sector	12	3	7	13,000

Swaps	Financial transactions – own account	-	Daily of differences	MAE	13	3	1	13,000

Swaps	Interest rate hedge	-	Upon expiration of differences	Residents in Argentina – Non - financial sector	122	45	9	30,315

Futures	Financial transactions – own account	Foreign currency	Daily of differences	MAE	8	4	1	6,317,690

Futures	Financial transactions – own account	Foreign currency	Daily of differences	ROFEX	8	3	1	135,867

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	Residents in Argentina – Non - financial sector	7	3	201	5,199,865

TOTAL								12,616,790

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2015 AND 2014

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 23 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

ASSETS:	12-31-2015	12-31-2014
A. CASH AND DUE FROM BANKS:
Cash	5,067,290	2,857,676
Due from banks and correspondents	22,902,996	9,702,478

Argentine Central Bank (BCRA)	22,584,758	9,350,350
Other local	2,532	1,196
Foreign	315,706	350,932

	27,970,286	12,560,154

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a):
Holdings booked at fair value	3,223,178	2,942,473
Holdings booked at amortized cost	164	164
Instruments issued by the BCRA	11,086,580	8,630,056
Investments in listed private securities	112,481	60,997

Less: Allowances	212	201

	14,422,191	11,633,489

C. LOANS:
To government sector (Exhibit 1)	66,799	54,459
To financial sector (Exhibit 1)	1,743,165	1,127,116

Interfinancial – (Call granted)	184,500	30,000
Other financing to local financial institutions	1,340,586	880,437
Interest and listed-price differences accrued and pending collection	218,079	216,679

To non financial private sector and residents abroad (Exhibit 1)	55,859,298	41,199,059

Overdraft	6,739,426	6,861,786
Discounted instruments	9,559,666	6,035,048
Real estate mortgage	2,122,955	1,466,346
Collateral Loans	4,567,505	3,695,487
Consumer	7,343,933	6,091,937
Credit cards	18,322,958	11,465,609
Other	6,510,536	5,025,304
Interest and listed-price differences accrued and pending collection	908,684	691,454
Less: Interest documented together with main obligation	216,365	133,912

Less: Allowances	1,105,941	937,794

	56,563,321	41,442,840

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	926,177	384,930
Amounts receivable for spot and forward sales to be settled	1,108,744	1,405,562
Instruments to be received for spot and forward purchases to be settled	1,117,655	312,684
Unlisted corporate bonds (Exhibit 1)	200,894	48,653
Non-deliverable forward transactions balances to be settled	33,150	139,149
Other receivables not covered by debtor classification regulations	--,--	14,873
Other receivables covered by debtor classification regulations (Exhibit 1)	349,651	311,787

Less: Allowances	7,397	5,267

	3,728,874	2,612,371

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit 1)	2,407,614	2,075,497
Interest accrued pending collection (Exhibit 1)	29,661	27,585

Less: Allowances	29,824	29,840

	2,407,451	2,073,242

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	250,115	256,247
Other (Note 7.b)	103,267	66,743

	353,377	322,990

G. OTHER RECEIVABLES:
Other (Note 7.c)	2,750,501	1,696,426
Other interest accrued and pending collection	671	744

Less: Allowances	374,063	324,756

	2,377,109	1,372,414

H. PREMISES AND EQUIPMENT:	1,107,173	929,760

I. OTHER ASSETS:	1,561,899	1,187,961

J. INTANGIBLE ASSETS:
Organization and development expenses	236,861	144,672

	236,861	144,672

K. SUSPENSE ITEMS:	7,656	8,563

L. OTHER SUBSIDIARIES’ ASSETS (Note 7.d):	--,--	450

TOTAL ASSETS:	110,736,198	74,288,906

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2015 AND 2014

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 23 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

LIABILITIES:	12-31-2015	12-31-2014

M. DEPOSITS:
Government sector	3,116,576	1,017,837
Financial sector	94,643	77,482
Non financial private sector and residents abroad	73,653,274	50,347,558

Checking accounts	18,187,331	14,614,559
Savings deposits	22,451,097	14,995,902
Time deposits	31,194,298	19,303,430
Investments accounts	34,807	483
Other	1,271,170	1,129,571
Interest and listed-price differences accrued payable	514,571	303,613

	76,864,493	51,442,877

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	49,042	73,110

Other	49,042	73,110
Banks and International Institutions	1,386,931	406,031
Unsubordinated corporate bonds	1,834,024	1,868,434
Amounts payable for spot and forward purchases to be settled	1,112,631	312,751
Instruments to be delivered for spot and forward sales to be settled	1,237,890	1,457,098
Financing received from Argentine financial institutions	398,008	124,424

Interfinancial (call borrowed)	43,000	49
Other financings from local financial institutions	354,845	124,375
Interest accrued payable	163	--,--
Non-deliverable forward transactions balances to be settled	1,116,953	408
Other (Note 7.e)	7,747,766	4,278,335
Interest and listed–price differences accrued payable	148,803	96,942

	15,032,048	8,617,533

O. OTHER LIABILITIES:
Dividends payable	473,991	--,--
Fees payable	185	122
Other (Note 7.f)	3,232,428	2,771,721

	3,706,604	2,771,843

P. ALLOWANCES:	1,032,010	818,092

Q. SUSPENSE ITEMS:	46,544	30,290

R. OTHER SUBSIDIARIES’ LIABILITIES (Note 7.g):	--,--	337

TOTAL LIABILITIES:	96,681,699	63,680,972

S. MINORITY INTEREST IN SUBSIDIARIES (Note 4):	338,136	276,058

STOCKHOLDERS’ EQUITY:	13,716,363	10,331,876

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	110,736,198	74,288,906

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 23 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-2015	12-31-2014
DEBIT ACCOUNTS

Contingent
– Guaranties received	18,986,357	13,726,776
– Contra contingent debit accounts	1,558,329	1,750,341

	20,544,686	15,477,117

Control
– Receivables classified as irrecoverable	709,948	539,719
– Other (Note 7.h)	116,961,972	120,436,826
– Contra control debit accounts	2,524,692	1,363,258

	120,196,612	122,339,803

Derivatives
– “Notional” amount of non–deliverable forward transactions	5,876,854	2,984,388
– Interest rate swap	963,368	1,003,244
– Contra debit derivatives accounts	5,843,638	2,915,793

	12,683,860	6,903,425

For trustee activities
– Funds in trust	--,--	6,605

	--,--	6,605

TOTAL	153,425,158	144,726,950

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	327,251	640,198
– Guaranties provided to the BCRA	102,603	223,973
– Other guaranties given covered by debtor classification regulations (Exhibit 1)	342,972	384,982
– Other guaranties given non covered by debtor classification regulations	273,808	210,453
– Other covered by debtor classification regulations (Exhibit 1)	511,695	290,735
– Contra contingent credit accounts	18,986,357	13,726,776

	20,544,686	15,477,117

Control
– Items to be credited	1,369,765	965,725
– Other	1,154,927	397,533
– Contra control credit accounts	117,671,920	120,976,545

	120,196,612	122,339,803

Derivatives
– “Notional” amount of non–deliverable forward transactions	5,843,638	2,915,793
– Contra credit derivatives accounts	6,840,222	3,987,632

	12,683,860	6,903,425

For trustee activities
– Contra credit accounts for trustee activities	--,--	6,605

	--,--	6,605

TOTAL	153,425,158	144,726,950

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2015 AND 2014

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 23 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-2015	12-31-2014
A. FINANCIAL INCOME

Interest on loans to the financial sector	323,153	350,991
Interest on overdraft	2,195,640	2,058,145
Interest on discounted instruments	1,440,128	1,237,654
Interest on real estate mortgage	323,896	233,929
Interest on collateral loans	947,891	808,053
Interest on credit card loans	2,817,236	1,971,800
Interest on other loans	3,268,535	2,754,209
Interest from other receivables from financial transactions	246	3,839
Interest on financial leases	410,217	335,744
Income from secured loans - Decree 1387/01	15,680	16,454
Net income from government and private securities	3,556,527	1,689,065
Indexation by CER	188,906	307,143
Gold and foreign currency exchange difference	382,871	856,129
Other	693,853	653,844

	16,564,779	13,276,999

B. FINANCIAL EXPENSE

Interest on savings deposits	22,682	18,695
Interest on time deposits	5,162,162	4,165,948
Interest on interfinancial financing (call borrowed)	26,617	18,323
Interest on other financing from financial institutions	63,430	73,674
Interest on other liabilities from financial transactions	484.009	443,200
Other interest	6,198	8,164
Indexation by CER	61	155
Contribution to the deposit guaranty fund	392,417	122,026
Other	963,425	809,934

	7,121,001	5,660,119

GROSS INTERMEDIATION MARGIN – GAIN	9,443,778	7,616,880

C. ALLOWANCES FOR LOAN LOSSES	637,017	574,663

D. SERVICE CHARGE INCOME

Related to lending transactions	2,664,491	2,076,200
Related to liability transactions	1,992,077	1,497,715
Other commissions	308,837	195,513
Other	1,130,431	909,105

	6,095,836	4,678,533

E. SERVICE CHARGE EXPENSE

Commissions	1,825,973	872,368
Other (Note 7.i)	594,807	456,717

	2,420,780	1,329,085

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2015 AND 2014

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 23 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-2015	12-31-2014

F. ADMINISTRATIVE EXPENSES

Payroll expenses	3,757,320	3,214,632
Fees to Bank Directors and Supervisory Committee	6,261	5,098
Other professional fees	105,008	71,760
Advertising and publicity	241,686	232,988
Taxes	676,716	493,795
Fixed assets depreciation	199,367	139,236
Organizational expenses amortization	66,809	58,355
Other operating expenses	912,253	749,196
Other	629,726	642,037

	6,595,146	5,607,097

NET GAIN FROM FINANCIAL TRANSACTIONS	5,886,671	4,784,568

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(136,071)	(103,663)

G. OTHER INCOME

Income from long-term investments	192,666	193,304
Punitive interests	32,320	27,232
Loans recovered and reversals of allowances	151,733	141,073
Other (Note 7.j)	234,452	169,658

	611,171	531,267

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	32	22
Charge for uncollectibility of other receivables and other allowances	352,957	236,826
Amortization of difference arising from judicial resolutions	6,615	15,496
Depreciation and losses from miscellaneous assets	1,566	926
Other (Note 7.k)	165,644	83,682

	526,814	336,952

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	5,834,957	4,875,220

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	2,050,470	1,670,724

NET INCOME FOR THE FISCAL YEAR	3,784,487	3,204,496

The accompanying notes 1 through 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2015 AND 2014

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 23 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2015		12-31-2014
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	12,951,964	(1)	13,603,620	(1)
Cash and cash equivalents at the end of the fiscal year	28,363,286	(1)	12,951,964	(1)

Net increase /(decrease) in cash and cash equivalents	15,411,322		(651,656)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net payments from:
-Government and private securities	767,825		(6,600,365)
- Loans	(2,745,992)		5,820,286

to financial sector	(614,149)		516,909
to non-financial public sector	(67)		14
to non-financial private sector and residents abroad	(2,134,776)		5,303,363
- Other receivables from financial transactions	(629,460)		(15,304)
- Receivables from financial leases	(334,209)		(295,464)
- Deposits	18,836,465		2,469,699

to financial sector	17,161		31,521
to non-financial public sector	2,100,601		(1,756,911)
to non-financial private sector and residents abroad	16,718,703		4,195,089
- Other liabilities from financial transactions	4,704,077		1,628,520

Financing from financial or interfinancial sector (call borrowed)	42,951		49
Others (except liabilities included in Financing Activities)	4,661,126		1,628,471
Collections related to service charge income	6,117,192		4,639,429
Payments related to service charge expense	(2,423,411)		(1,327,357)
Administrative expenses paid	(6,185,266)		(5,266,274)
Organizational and development expenses paid	(84,461)		(39,734)
Net collections from punitive interest	29,888		24,678
Differences from judicial resolutions paid	(6,615)		(15,496)
Collections of dividends from other companies	49,915		54,776
Other collections /(payments) related to other income and expenses	406,214		407,035

Net cash flows provided by operating activities	18,499,162		1,484,429

Investment activities

Net payments from premises and equipment	(282,772)		(300,367)
Net payments from other assets	(529,305)		(621,807)
Other payments from investment activities	(1,134,776)		(520,598)

Net cash flows used in investment activities	(1,946,853)		(1,442,772)

Financing activities

Net (payments) / collections from:
- Unsubordinated corporate bonds	(34,410)		677,673
- Argentine Central Bank	(23,885)		(20,477)

Other	(23,885)		(20,477)
- Banks and international agencies	980,900		299,853
- Financing received from local financial institutions	230,470		(301,863)
Dividends payable	--,--		(28,800)
Other payments from financing activities	(2,294,062)		(1,319,699)

Net cash flows used in financing activities	(1,140,987)		(693,313)

Net increase /(decrease) in cash and cash equivalents	15,411,322		(651,656)

(1) See note 6 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF DECEMBER 31, 2015 AND 2014

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 23 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated - line by line – its balance sheets as of December 31, 2015 and 2014, as per the following detail:

–	As of December 31, 2015:

a)

With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal year ended December 31, 2015.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2015.

–	As of December 31, 2014:

a)

With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal year ended December 31, 2014.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2014.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a twelve period ended on December 31, 2015 and 2014.

Interests in subsidiaries as of December 31, 2015 and 2014 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014

BBVA Francés Valores S.A.	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

(1)The Bank holds a direct stake of 95% of capital of the Company and an indirect interest of 4.8498% through BBVA Francés Valores S.A.

Total assets, liabilities, stockholders’ equity and net income in accordance with the criteria defined in note 2 below, as of December 31, 2015 and 2014, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014

BBVA Francés Valores S.A.	44,205	36,176	1,268	10,187	42,937	25,989	16,948	7,473

Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	55,476	50,012	36,022	41,493	19,454	8,519	10,935	(6,831)

PSA Finance Argentina Cía Financiera S.A.	2,360,339	2,304,138	1,705,231	1,761,827	655,108	542,311	260,780	213,007

BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	238,189	158,905	25,095	29,982	213,092	128,923	84,169	56,327

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of the Bank. The following are the main differences with the Argentine professional accounting standards:

Arising from the application of the accounting standards laid down by BCRA and the Argentine professional accounting standards:

•

PSA Finance Argentina Cía. Financiera S.A. assesses its income tax liability applying the effective tax rate to the estimated taxable income, without considering the effect of temporary differences between the valuation of assets and liabilities for accounting and tax purposes. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized where the reversal of temporary differences will result in a future decrease in the assessed tax liability. In addition, unused tax losses or tax credits deductible from future taxable income should be recognized as deferred assets, to the extent their recoverability is likely. Should this criterion have been applied, shareholder’s equity disclosed in the consolidated financial statements would have been increased by 8,021 and 6,689 as of December 31, 2015 and 2014, respectively.

•

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged up front to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with Argentine professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 3,764 and 7,414 as of December 31, 2015 and 2014, respectively.

•

The Bank has not made disclosures required by Argentine professional accounting standards on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law Nr. 26,425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law Nr. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution Nr. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P. S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (IGJ)

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law Nr. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters Nr. 4, Clerk of Court’s Office Nr. 7, case file Nr. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced. The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company accompanied the statements and the testimony of witnesses, as the case is currently at the evidence production stage.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	12-31-2015	12-31-2014
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	8,970	3,928
BBVA Francés Valores S.A.	1,289	781
PSA Finance Argentina Cía Financiera S.A.	327,554	271,155
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	323	194

Total	338,136	276,058

5.	RESTRICTIONS ON ASSETS

a)

BBVA Francés Valores S.A. holds two shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 22,000 and 10,300, respectively, as as of December 31, 2015 and 2014. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of the company with their obligations.

b)	See note 7 to the stand-alone financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	12-31-15	12-31-2014	12-31-2013

a) Cash and due from banks	27,970,286	12,559,464	12,880,744

b) Government securities	--,--	--,--	115,876

c) Loans to financial sectors, call granted maturity date less than three months as from the end of each Fiscal year	393,000	392,500	607,000

CASH AND CASH EQUIVALENTS	28,363,286	12,951,964	13,603,620

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months as from the end of each fiscal year date.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	12-31-2015	12-31-2014

a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings at fair value

Secured Bonds due in 2020	1,540,136	1,183,905
Federal Government Bonds Pesos Badlar + 300 bp maturing in 2017	519,214	--,--
Peso-denominated Discount governed by Argentine Law maturing in 2033	432,131	467,472
Federal Government Bonds in Pesos Badlar + 200 bp due 2016	117,593	374,000
Federal Government Bonds in Pesos Badlar + 200 bp due 2017	232,675	279,178
Argentine Bond of Saving towards economic development	201,993	152,447
Federal Government Bonds in US Dollars 0.75% due 2017	70,053
US Dollar-linked Argentine Government Bond at 1.75% maturing in 2016	38,550
Argentine Treasury Bonds 18 months maturing 09-30-16	31,725
US Dollar-linked Argentine Government Bond at 2.40% maturing in 2018	--,--	66,080
Secured Bonds due in 2018	--,--	74,875
Federal Government Bonds in US Dollars 7% due 2015	--,--	104,850
Federal Government Bonds in US Dollars 8.75% due 2024	4,310	43,384
Federal Government Bonds in Pesos Badlar + 250 bp due 2019	--,--	42,679
Par Securities denominated in Pesos	--,--	38,319
Consolidation Bonds – sixth series	21,120	37,716
Other	13,678	77,568

Total	3,223,178	2,942,473

* Holdings booked at amortized cost

Other	164	164

Total	164	164

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	11,086,580	8,630,056

Total	11,086,580	8,630,056

* Investments in listed private securities

FBA Ahorro Pesos Investment Fund	97,943	49,652
FBA Bonos Argentina Investment Fund	13,020	10,210
Other	1,518	1,135

Total	112,481	60,997

- Allowances	(212)	(201)

Total	14,422,191	11,633,489

	12-31-2015	12-31-2014

b) INVESTMENTS IN OTHER COMPANIES – Other

In other companies - unlisted	59,186	44,460
In companies-supplementary activities	44,081	22,283

Total	103,267	66,743

c) OTHER RECEIVABLES – Other

Miscellaneous receivables	940,360	475,180
Guarantee deposits	733,597	377,029
Prepayments	502,503	279,381
Tax prepayments	298,586	281,535
Loans to personnel	166,143	181,975
Advances to personnel	97,777	93,065
Other	11,535	8,261

Total	2,750,501	1,696,426

d) OTHER SUBSIDIARIES’ ASSETS

Other related to pension fund management business	--,--	450

Total	--,--	450

e) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other

Accounts payable for consumption	3,171,773	2,482,573
Other withholdings and collections at source	985,654	687,838
Collections and other operations for the account of third parties	1,778,719	419,185
Money orders payable	1,405,633	338,117
Fees collected in advance	131,299	121,831
Social security payment orders pending settlement	8,471	18,816
Pending Banelco debit transactions	143,161	73,651
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	42,526	32,488
Funds raised from third parties	17,800	18,941
Accrued commissions payable	4,705	7,336
Loans received from Interamerican Development Bank (IDB)	6,983	6,485
Other	51,042	71,074

Total	7,747,766	4,278,335

f) OTHER LIABILITIES – Other

Accrued taxes	868,507	1,093,119
Miscellaneous payables	866,450	697,722
Amounts collected in advance	808,695	434,830
Accrued salaries and payroll taxes	684,949	541,245
Other	3,827	4,805

Total	3,232,428	2,771,721

	12-31-2015	12-31-2014

g) OTHER SUBSIDIARIES’ LIABILITIES

Other related pension fund management business	--,--	337

Total	--,--	337

h) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	84,155,252	53,730,674
Securities representative of investment in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	25,005,318	61,071,633
Checks not yet credited	5,385,156	3,694,973
Checks drawn on the Bank pending clearing	666,247	564,348
Collections items	538,366	573,483
Cash in custody on behalf of the BCRA	1,009,188	287,347
Other	202,445	514,368

Total	116,961,972	120,436,826

i) SERVICE CHARGE EXPENSE - Other

Turn-over tax	417,365	327,648
Insurance paid on lease transactions	152,015	113,475
Other	25,427	15,594

Total	594,807	456,717

j) OTHER INCOME – Other

Deferred income tax (1)	6,800	8,400
Related parties expenses recovery	59,432	30,746
Income from the Credit Card Guarantee Fund	64,609	55,249
Interest on loans to personnel	28,812	30,830
Rentals	2,448	2,331
Other	72,351	42,102

Total	234,452	169,658

(1) Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

	12-31-2015	12-31-2014

k) OTHER EXPENSE – Other

Charges for administrative, disciplinary and criminal penalties (2)	48,817	--,--
Donations	22,290	16,221
Private health insurance for former employees	14,541	9,706
Insurance losses	19,378	10,103
Turn-over tax	10,141	9,717
	--,--	4,292
Other	50,477	33,643

Total	165,644	83,682

(2) See note 6.1. to the stand-alone financial statements

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 23 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2015	12-31-2014

COMMERCIAL PORTFOLIO

Normal performance	27,579,149	21,065,160

Preferred collaterals and counter guaranties “A”	1,715,283	1,215,074
Other collaterals and counter guaranties “B”	1,280,428	790,615
Without senior security or counter guaranties	24,583,438	19,059,471

With special follow-up	15,957	7,022

Under observation	8,788	7,022

Other collaterals and counter guaranties “B”	5,419	540
Without senior security or counter guaranties	3,369	6,482

Negotiations for recovery or re-financing agreements underway	7,169	--,--

Other collaterals and counter guaranties “B”	859	--,--
Without senior security or counter guaranties	6,310	--,--

Non-performing	1,015	5,048

Other collaterals and counter guaranties “B”	683	--,--
Without senior security or counter guaranties	332	5,048

With high risk of uncollectibility	13,134	--,--

Other collaterals and counter guaranties “B”	7105	--,--
Without senior security or counter guaranties	6,029	--,--

Uncollectible	5,506	27,508

Other collaterals and counter guaranties “B”	--,--	3,750
Without senior security or counter guaranties	5,506	23,758

Total	27,614,761	21,104,738

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 23 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2015	12-31-2014

CONSUMER AND HOUSING PORTFOLIO

Normal performance	33,605,457	24,380,887

Preferred collaterals and counter guaranties “A”	18,075	41,185
Other collaterals and counter guaranties “B”	4,571,601	3,926,860
Without senior security or counter guaranties	29,015,781	20,412,842

Low risk	254,741	273,475

Preferred collaterals and counter guaranties “A”	--,--	68
Other collaterals and counter guaranties “B”	59,473	71,350
Without senior security or counter guaranties	195,268	202,057

Medium risk	192,418	211,868

Other collaterals and counter guaranties “B”	16,513	24,017
Without senior security or counter guaranties	175,905	187,851

High risk	129,879	145,310

Other collaterals and counter guaranties “B”	19,573	29,952
Without senior security or counter guaranties	110,306	115,358

Uncollectible	41,604	43,657

Other collaterals and counter guaranties “B”	22,370	18,572
Without senior security or counter guaranties	19,234	25,085

Uncollectible, classified as such under regulatory requirements	140	136

Other collaterals and counter guaranties “B”	74	--,--
Without senior security or counter guaranties	66	136

Total	34,224,239	25,055,333

General Total (1)	61,839,000	46,160,071

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts – Credit – Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INFORMATIVE SUMMARY OF ACTIVITY FOR THE FISCAL YEAR

ENDED ON DECEMBER 31, 2015

(Consolidated amounts – Stated in thousand Pesos)

BBVA Francés the year 2015 was characterized by productivity, customer service and digital banking boost.

The main goals continue to be offering the best experience and the highest level of satisfaction to our clients, amidst an increasingly demanding market, while permanently seeking to optimize quality.

On the retail banking, the Entity has continued to move forward with an increasingly customized service, supported by tools and protocols, and to assign managers specialized by segment. In Business Banking, the Entity has continued to develop the Relationship and Management Model order to synchronize the comprehensive client management process, reaffirming its centric role in all relationships. Corporate Baking reinforced the relationship with its clients through a deeper understanding of their business and by taking a proactive approach to their needs, with a product and service offering that meets them.

In order to carry out its customer centric strategy, The Bank has a broad distribution network: it is present throughout the country with a network that 301 customer service points, 251 of which are retail branches and 34 are devoted to small and medium enterprises and institutions. Corporate Banking is divided by industry sectors: Retail, Heavy Industries and Energy that provide personalized service to large companies. Besides, the Bank’s distribution network is further supplemented by 14 in-store banks, 1 “Express” service outlet ,1point of sales, 694 ATMs and 797 self-service terminals.

Regarding the performance of the Bank in terms of activity, the Bank’s portfolio of loans to the private sector totaled 57,602,463 as of December 31, which points to a 36.1% growth rate in the last twelve months of the year and 13.1% in the quarter. Such growth was mostly driven by consumer finance, which rose by 42.4% and 18%, respectively, during said periods. Credit cards outperformed all other products, accounting for a 59.8% year-over-year increase and a 24% increase during the quarter.

As concerns the commercial portfolio, it grew by 27.3% in the past year, and a 5.9% increase during the quarter.

As to portfolio quality, the Bank has been able to maintain the best risk indicators in the Argentine financial system even within an environment that has shown signs of deterioration. The portfolio quality ratio (Non-performing loans/Total loans) was 0.62% with a level of coverage (Total loan loss provisions/Non-performing loans) of 298.1% at the end of the fiscal year.

As of December 31, 2015, the portfolio of Government securities, net of repurchase agreements, totaled 3,223,178 and represented 2.9% of the Bank’s Total assets, while the instruments issued by the Argentine Central Bank, net of repurchase agreements, totaled 11,086,580 as of that date and since they are short-term, they are used in order to allocate liquidity.

As to liabilities, total clients’ resources totaled 76,864,493, indicative of 49.4% growth in the last twelve months. By kind of product, in the same period, and only considering deposits from the private sector, sight deposits grew by 61.8% and term deposits grew by 37.2%. Whilst total deposits in the quarter grew by 21.6% with term deposits increasing by 19.1% and sight balances increasing by 19.8%.

BBVA Francés maintains sufficient levels of liquidity and solvency. As of December 31, 2015, liquid assets (Cash and cash equivalents plus Government and Private securities) represented 55.2% of the Bank’s deposits. Besides, the capital ratio was at 19.75% of risk-weighted assets. The Bank surpassed capital minimum requirements by 6,575,681.

BBVA Francés has accumulated net income at December 31, 2015 in the amount of 3,784,487, which was 18.1% higher than the amount recorded in 2014.

On a line to line analysis, the Financial income - net totaled 9,443,778 at the end of December, 2015, which points to 24% growth during the year. The reasons for such growth are to be found in the major increase in intermediation with the private sector and the increase from the portfolio of Government securities.

Income from services – net totaled 3,675,056, increasing by 9.7% in comparison with the same period of the previous fiscal year.

Administrative expenses, again, recorded a balance of 6,595,146 at the end of December 2015, growing by 17.6% compared to the same period of the prior year and by 11.7% during the quarter. The personnel expenses registers the increase of salaries derived from the agreements with the working union and the increase of the staff, increased charges attributable to taxes and amortization related to improvements to main buildings and branches and the ATM renewal plan, coupled with the price increase and el higher.

Outlook

BBVA Francés recognizes that the current environment is undoubtedly complex but that it presents many opportunities at the same time. Within this framework, clients are increasingly heterogeneous – individuals and businesses, digital and “traditional” – and BBVA Francés faces the daily challenge of serving and satisfying the needs of them all.

Not only does the Entity face challenges in connection with its clients, but it also has to take other players into account.

Therefore, BBVA Francés has defined the 2016-2018 Strategic Plan putting special emphasis on its 6 key priorities, namely:

•

Setting new standards for user experience, providing superior digital platforms, enhancing and increasing interactions with clients and non-clients, offering differential product experiences, and developing more efficient client service and distribution models, while also ensuring a larger scope;

•	Driving the acquisition of new digital clients (web + mobile) to boost digital sales by developing a set of new products with high potential;

•	Designing new business models and leveraging the Strategic Partner model (LAN, PSA, ROMBO, VW, etc.) to offer larger scale products and services, seeking to engage new clients;

•

Taking a business management multivariable approach that embraces revenues and sales generation, costs and investments, risk premium and service quality to optimize capital allocations in a more assertive fashion; and

•

Adjusting the models, processes and structures to continue achieving the best efficiency ratio in the financial system. The Entity will focus on enhancing productivity to engage clients in a more efficient manner and on increasing product profitability, by adding productivity-adjusted resources with positive impact on service quality.

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARED TO PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	12-31-2015	12-31-2014	12-31-2013	12-31-2012	12-31-2011

Total Assets	110,736,198	74,288,906	58,523,624	44,784,579	39,005,645

Total Liabilities	96,681,699	63,680,972	51,195,049	39,534,662	35,055,279

Minority Interest in subsidiaries	338,136	276,058	172,395	117,981	82,109

Stockholders´Equity	13,716,363	10,331,876	7,156,180	5,131,936	3,868,257

Total Liabilities + Minority Interest in subsidiaries + Stockholders´Equity	110,736,198	74,288,906	58,523,624	44,784,579	39,005,645

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARED TO PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	12-31-2015	12-31-2014	12-31-2013	12-31-2012	12-31-2011

Financial income	9,443,778	7,616,880	4,989,599	3,657,050	2,469,282

Allowances for loan losses	(637,017)	(574,663)	(453,264)	(256,259)	(132,663)

Income from services	3,675,056	3,349,448	2,498,521	1,846,467	1,437,954

Administrative expenses	(6,595,146)	(5,607,097)	(3,900,469)	(3,061,708)	(2,343,200)

Net gain from financial transactions	5,886,671	4,784,568	3,134,387	2,185,550	1,431,373

Miscellaneous income and expenses – net	84,357	194,315	65,731	(21,000)	135,024

Results of minority interest in subsidiaries	(136,071)	(103,663)	(54,414)	(36,195)	(8,462)

Income tax	(2,050,470)	(1,670,724)	(1,121,460)	(864,676)	(552,358)

Net income for the fiscal year	3,784,487	3,204,496	2,024,244	1,263,679	1,005,577

CONSOLIDATED CASH FLOWS STRUCTURE COMPARED TO THE PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	12-31-2015	12-31-2014	12-31-2013	12-31-2012	12-31-2011

Net cash flow provided by operating activities	18,499,162	1,484,429	6,262,691	3,703,734	4,215,888

Net cash flow used in investment activities	(1,946,853)	(1,442,772)	(1,162,439)	(691,973)	(405,170)

Net cash flow used in financing activities	(1,140,987)	(693,313)	(545,136)	(581,581)	(3,444,234)

Financial results and results from holdings of cash and cash equivalents (including interest)	--,--	--,--	54	--,--	2

Total cash provided / (used) during the fiscal year	15,411,322	(651,656)	4,555,170	2,430,180	366,486

STATISTICAL RATIOS COMPARED TO PRIOR FISCAL YEARS

(year-over-year variations in balances)

	12-31-2015/14	12-31-2014/13	12-31-2013/12	12-31-2012/11	12-31-2011/10

Total Loans	36.07%	13.96%	28.17%	24.43%	35.36%

Total Deposits	49.42%	17.56%	28.08%	17.14%	29.85%

Net Income	18.10%	58.31%	60.19%	25.67%	(16.07%)

Stockholders’ Equity	32.76%	44.38%	39.44%	32.67%	3.24%

RATIOS COMPARED TO PRIOR FISCAL YEARS

	12-31-2015	12-31-2014	12-31-2013	12-31-2012	12-31-2011

Solvency (1)	14.14%	16.15%	13.93%	12.94%	11.01%

Liquidity (2)	55.15%	47.03%	37.34%	37.22%	40.86%

Tied-up capital (3)	2.62%	3.05%	2.54%	1.72%	1.77%

Indebtedness (4)	7.07	6.19	7.18	7.73	9.08

Profitability (5)	31.47%	36.65%	32.95%	28.08%	26.41%

(1) Total Shareholders’ equity/Liabilities (including minority interests in subsidiaries)

(2) Sum of Cash and cash equivalents and Government and Private securities/Deposits

(3) Sum of Premises and equipment, other assets and Intangible assets/Assets

(4)Total Liabilities (including minority interests in subsidiaries)/Shareholders’ equity

(5) Net result on Average Total Equity

PROPOSED DISTRIBUTION OF EARNINGS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

-Stated in thousands of pesos-

UNAPPROPIATED EARNINGS (1)	10,142,375

To the Legal reserve (20% over 3,784,487)	(756,897)

SUBTOTAL 1	9,385,478

Adjustments (paragraph 2.1 as per the “Earnings distribution” provisions’ unified text and Communication “A” 5689)	(33,320)

SUBTOTAL 2	9,352,158

BALANCE AVAILABLE FOR DISTRIBUTION (2)	238,855

To cash dividends	230,000

To undistributed earnings	2,797,590

a)	It includes the Voluntary reserve for future distributions of income for 6,357,888.

(1)	Pursuant to Section 3 - Verification of liquidity and solvency and Section 4 – Additional capital margins revised Text of Distribution Results.

Dividend distribution is subject to approval by the Bank’s Ordinary and Extraordinary Shareholders’ Meeting. Prior to that, the Argentine Central Bank has to hand down its approval first (Note 14 to the stand-alone financial statements). This proposed distribution of earnings may undergo changes as a result of these authorizations

INDEPENDENT AUDITORS´REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

Report on the financial statements

1.	Identification of the financial statements subject to audit

We have audited:

a)

the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA Francés” or the “Bank”), which comprise the balance sheet as of December 31, 2015 and the related statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the fiscal year then ended, with a summary of significant accounting policies and other relevant information included in notes 1 to 23, and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)

the accompanying consolidated financial statements of BBVA Francés and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of December 31, 2015 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the fiscal year then ended, with other relevant information included in notes 1 to 7 and the supplemental Exhibit 1.

The figures and other information for the year ended December 31, 2014 are an integral part of these financial statements and are intended to be read only in relation to those financial statements.

2.	Bank´s responsibility for the Financial Statements

The Bank is responsible for the preparation and fair presentation of such accompanying financial statements in conformity with accounting standards established by the Argentine Central Bank (BCRA) applicable to financial institutions, as well as responsible of internal control considered necessary to enable the presentation of financial statements free from material misstatement.

3.	Auditors’ Responsibility

Our responsibility is to express an opinion on the accompanying financial statements based on our audit. We conducted our audit in accordance with auditing standards established in the Technical Pronouncement N° 37 of the Argentine Federation of Professional Councils in Economic Sciences and the “Minimum Standards applicable for External Audits” for financial institutions established by

BCRA. Those standards require that we comply with ethical requirements, as well as we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures, substantially on a test basis, to obtain audit evidence about the figures and disclosures in the financial statements. The procedures selected and the assessment of the risks of material misstatement of the financial statements, depend on the auditor´s judgment. In making those risk assessments, the auditor considers internal control relevant to the Bank’s preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Bank, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

4.	Opinion

In our opinion, the stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report present fairly, in all material respects, the financial position of BBVA Banco Francés S.A. as of December 31, 2015, and the results of its operations, changes in its stockholders´ equity and its cash and cash equivalents flow for the fiscal year then ended, in accordance with accounting standards established by BCRA.

5.	Emphasis on certain matters disclosed in the financial statements

We draw attention to note 3 to the stand-alone financial statements and note 2 to the consolidated financial statements, which describe that the financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with accounting standards established by the BCRA, which differ from the Argentine professional accounting standards. Our opinion is not qualified in respect of this matter.

6.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 23 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of BCRA and except for the matters described in caption 5, with the Argentine professional accounting standards. The effects of the differences between the accounting standards of BCRA and the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, February 10, 2016.

MARCELO BASTANTE

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date:	February 12, 2016	By:	/s/ Ignacio Sanz y Arcelus
			Name:	Ignacio Sanz y Arcelus
			Title:	Chief Financial Officer